UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 July 2019

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant’s name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ☐.

This report on Form 6-K shall be deemed incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-231902) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the half-year ended 30 June 2019, and is being incorporated by reference into the Registration Statement with File No. 333-231902.

BASIS OF PRESENTATION

This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the half-year ended 30 June 2019.

IFRS 16 and IAS 12 (further information in note 1 on page 50): The Group adopted IFRS 16 Leases from 1 January 2019 and as permitted elected to apply the standard retrospectively with the cumulative effect of initial application being recognised at that date; comparative information has not been restated. The Group has implemented the amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously recognised in equity, is now reported within tax expense. Comparatives have been restated.

Statutory basis: Statutory information is set out on pages 2  to 5 . However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: These results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.

•                  restructuring, including severance related costs, the rationalisation of the non-branch property portfolio, the establishment of the Schroders strategic partnership, the integration of MBNA and Zurich’s UK workplace pensions and savings business;

•                  volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;

•                  payment protection insurance provisions.

Segment information: The segment results have been restated to reflect the transfer of the Cardnet business from Retail into Commercial Banking and certain equities business from Commercial Banking into Central items. The underlying profit and statutory results at Group level are unchanged as a result of these restatements.

Unless otherwise stated, income statement commentaries throughout this document compare the six months ended 30 June 2019 to the six months ended 30 June 2018, and the balance sheet analysis compares the Group balance sheet as at 30 June 2019 to the Group balance sheet as at 31 December 2018.

Condensed consolidating financial information: This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results as at and for the half-year ended 30 June 2019, and is being incorporated by reference into the Registration Statement with File No. 333-231902.  Lloyds Bank plc is a wholly-owned subsidiary of Lloyds Banking Group plc and intends to offer and sell certain securities in the US from time to time utilising a registration statement on Form F-3 to be filed with the SEC. In accordance with Rule 3-10 of Regulation S-X, separate interim financial statements for Lloyds Bank plc as at and for the half-year ended 30 June 2019 will be furnished with the SEC in connection with the registration statement filing. Accordingly, this report on Form 6-K for the half-year ended 30 June 2019 does not include, and future Lloyds Banking Group plc reports are not expected to include, condensed consolidating interim financial information for Lloyds Bank plc.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and/or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the transition from IBORs to alternative reference rates; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

SUMMARY OF RESULTS

	Half-year to 30 June 2019		Half-year to 30 June 2018(1)		Change since 30 June 2018	Half-year to 31 Dec 2018(1)
	£m		£m		%	£m

Statutory results (IFRS)
Total income, net of insurance claims	9,131		9,571		(5)	9,055
Total operating expenses	(5,655)		(5,998)		6	(5,731)
Trading surplus	3,476		3,573		(3)	3,324
Impairment	(579)		(456)		(27)	(481)
Profit before tax	2,897		3,117		(7)	2,843
Profit attributable to ordinary shareholders	1,942		2,075		(6)	1,900
Basic earnings per share	2.7	p	2.9	p	(7)	2.6	p
Dividends per share	1.12	p	1.07	p		2.14	p

Underlying basis (page 7)
Underlying profit	4,194		4,234			3,832

Capital and balance sheet	At 30 June 2019		At 31 Dec 2018		Change since 31 Dec 2018
					%

Statutory
Loans and advances to customers(2)	£441	bn	£444	bn	(1)
Customer deposits(3)	£418	bn	£416	bn	—
Loan to deposit ratio(4)	106%		107%		(1	)pp

Common equity tier 1 ratio(5)	13.9%		14.6%		(0.7	)pp
Tier 1 capital ratio(5)	16.7%		18.2%		(1.5)	pp
Total capital ratio(5)	21.6%		22.9%		(1.3	)pp
Risk-weighted assets(5)	£207	bn	£206	bn	—

(1)         Restated to reflect changes to IAS 12, see note 1 on page 50

(2)         Excludes reverse repos of £54.1 billion (31 December 2018: £40.5 billion).

(3)         Excludes repos of £4.1 billion (31 December 2018: £1.8 billion).

(4)         Loans and advances to customers (excluding reverse repos) divided by customer deposits (excluding repos).

(5)         Reported on the CRDIV transitional basis.

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT

	Half-year to 30 June 2019	Half-year to 30 June 2018(1)	Half-year to 31 Dec 2018(1)
	£ million	£ million	£ million

Interest and similar income	8,399	8,032	8,317
Interest and similar expense	(3,760)	(2,025)	(928)
Net interest income	4,639	6,007	7,389
Fee and commission income	1,428	1,372	1,476
Fee and commission expense	(694)	(674)	(712)
Net fee and commission income	734	698	764
Net trading income	11,789	1,522	(5,398)
Insurance premium income	4,431	4,815	4,374
Other operating income	1,547	1,238	682
Other income	18,501	8,273	422
Total income	23,140	14,280	7,811
Insurance claims	(14,009)	(4,709)	1,244
Total income, net of insurance claims	9,131	9,571	9,055
Regulatory provisions	(793)	(807)	(543)
Other operating expenses	(4,862)	(5,191)	(5,188)
Total operating expenses	(5,655)	(5,998)	(5,731)
Trading surplus	3,476	3,573	3,324
Impairment	(579)	(456)	(481)
Profit before tax	2,897	3,117	2,843
Taxation	(672)	(800)	(654)
Profit for the period	2,225	2,317	2,189

Profit attributable to ordinary shareholders	1,942	2,075	1,900
Profit attributable to other equity holders	251	205	228
Profit attributable to equity holders	2,193	2,280	2,128
Profit attributable to non-controlling interests	32	37	61
Profit for the period	2,225	2,317	2,189

(1)         Restated to reflect changes to IAS 12, see note 1 on page 50

SUMMARY CONSOLIDATED BALANCE SHEET

	At 30 June	At 31 Dec
	2019	2018
	£m	£m

Assets
Cash and balances at central banks	57,290	54,663
Financial assets at fair value through profit or loss	155,108	158,529
Derivative financial instruments	26,148	23,595
Loans and advances to banks	8,374	6,283
Loans and advances to customers	495,138	484,858
Debt securities	5,434	5,238
Financial assets at amortised cost	508,946	496,379
Financial assets at fair value through other comprehensive income	27,078	24,815
Other assets	47,678	39,617
Total assets	822,248	797,598

Liabilities
Deposits from banks	34,777	30,320
Customer deposits	421,692	418,066
Financial liabilities at fair value through profit or loss	24,754	30,547
Derivative financial instruments	23,026	21,373
Debt securities in issue	97,815	91,168
Liabilities arising from insurance and investment contracts	122,115	112,727
Subordinated liabilities	17,809	17,656
Other liabilities	31,205	25,542
Total liabilities	773,193	747,399

Shareholders’ equity	43,448	43,434
Other equity instruments	5,406	6,491
Non-controlling interests	201	274
Total equity	49,055	50,199
Total equity and liabilities	822,248	797,598

REVIEW OF RESULTS

Income statement

During the half-year to 30 June 2019, the Group recorded a profit before tax of £2,897 million, a decrease of £220 million, or 7 per cent, from £3,117 million in the equivalent period in 2018.

Total income, net of insurance claims, decreased by £440 million, or 5 per cent, to £9,131 million in the half-year to 30 June 2019 compared with £9,571 million in the half-year to 30 June 2018, comprising a £1,368 million decrease in net interest income partly offset by an increase of £928 million in other income, net of insurance claims.

Net interest income was £4,639 million in the half-year to 30 June 2019; a decrease of £1,368 million, or 23 per cent, compared to £6,007 million in the half-year to 30 June 2018. There was a significant change in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group from an expense of £212 million in the half-year to 30 June 2018 to an expense of £1,321 million in the half-year to 30 June 2019. This movement reflects the relatively buoyant investment performance in the period, compared to the first half of 2018, with the FTSE All-Share Index up 13.0 per cent, compared to a reduction of 0.5 per cent and returns on sterling corporate debt securities of 7.5 per cent compared to falls of 1.8 per cent; the change in population of consolidated OEICs in 2019 did not have a significant impact, contributing a net increase of £38 million attributable to third party investors. Excluding the amounts attributable to OEIC unit holders, net interest income fell by £259 million, or 4 per cent, as a result of both a lower net interest margin, with lower deposit costs and the benefit of increased current account balances offset by continued pressure on asset margins, and decreased average interest-earning assets as growth in targeted segments, in particular small and medium-sized enterprises (SMEs) and UK Motor Finance, was offset by reduced mortgage balances in the closed book and the impact of the sale of the Irish mortgage portfolio.

Other income net of insurance claims was £928 million higher. Other income was £10,228 million higher at £18,501 million in the half-year to 30 June 2019 compared to £8,273 million in the half-year to 30 June 2018 due to an increase in net trading income of £10,267 million. Net trading income was £11,789 million in the half-year to 30 June 2019, compared to £1,522 million in the half-year to 30 June 2018 due to increased gains on policyholder assets held by the insurance business, as a result of significantly improved market performance. There was an increase of £36 million in net fee and commission income. Insurance premium income was £384 million, or 8 per cent, lower at £4,431 million compared to £4,815 million in the half-year to 30 June 2018 as a result of a lower level of bulk annuity deals, with an offsetting impact within insurance claims expense. Other operating income was £309 million higher at £1,547 million in the half-year to 30 June 2019 compared to £1,238 million in the half-year to 30 June 2018; there was an increase of £379 million in the change in value of in-force insurance business, as a result of favourable economic variance and model assumption changes, and the Group recognised a gain of £50 million in the half-year to 30 June 2019 relating to the disposal of its investment in Vocalink in 2017. These increases were partly offset by some reductions in operating lease rental income as a result of reduced fleet size in Lex Autolease and in gains on disposal of financial assets held at fair value through other comprehensive income.

Insurance claims expense increased by £9,300 million to £14,009 million in the half-year to 30 June 2019 compared to £4,709 million in the half-year to 30 June 2018 reflecting the improved investment performance from policyholder assets reported in other income.

Operating expenses decreased by £343 million, or 6 per cent, to £5,655 million in the half-year to 30 June 2019 compared with £5,998 million in the half-year to 30 June 2018, as a result of a £14 million reduction in regulatory provisions and a £329 million reduction in other operating expenses. Regulatory provisions in the half-year to 30 June 2019 totalled £793 million compared to £807 million in the half-year to 30 June 2018 and include a Payment Protection Insurance charge of £650 million, largely driven by expected higher total volume of complaints and associated administration costs given the significant increase in PPI Information Requests received in the second quarter. Other operating expenses reduced by £329 million as underlying cost savings and a lower level of restructuring costs following the completion of the ring-fencing programme and the integration of MBNA were only partly offset by a charge for the cost of exiting the Standard Life Aberdeen investment management agreement.

Impairment losses increased by £123 million, or 27 per cent, to £579 million in the half-year to 30 June 2019 compared with £456 million in the half-year to 30 June 2018, with the charge in respect of loans and advances to customers increasing by £128 million, or 27 per cent, to £598 million from £470 million in the half-year to 30 June 2018. The increase was driven by a number of factors including aligning credit card provisioning methodologies, lower cash recoveries following debt sales, slightly weaker used car prices and charges in respect of two corporate cases in Commercial Banking.

Balance sheet and capital

Total assets were £24,650 million, or 3 per cent, higher at £822,248 million at 30 June 2019 compared to £797,598 million at 31 December 2018. Cash and balances at central banks were £2,627 million, or 5 per cent, higher at £57,290 million compared to £54,663 million at 31 December 2018 as the Group placed surplus liquidity. Loans and advances to customers increased in the half-year to 30 June 2019 by £10,280 million, or 2 per cent, to £495,138 million, compared to £484,858 million at 31 December 2018, mainly as a result of an increase of £13,680 million in reverse repurchase agreement balances, as returns are relatively attractive and due to restructuring of some activities following ring-fencing; growth in lending to targeted segments, including SMEs and UK Motor Finance, was offset by a reduction in mortgage balances. Other assets were £5,642 million higher at £18,168 million compared to £12,526 million at 31 December 2018 as a result of increased settlement balances and there was an increase of £1,346 million in property, plant and equipment reflecting the right-of-use asset established on adoption of IFRS 16. However, Financial assets at fair value through profit or loss were £3,421 million, or 2 per cent, lower at £155,108 million compared to £158,529 million at 31 December 2018 as an increase of £8,369 million in policyholder investments within the Insurance business, reflecting market gains in the period, was more than offset by the run-off of reverse repo holdings in the trading book following ring-fencing.

Total liabilities were £25,794 million, or 3 per cent, higher at £773,193 million compared to £747,399 million at 31 December 2018. Deposits from banks were £4,457 million, or 15 per cent, higher at £34,777 million compared to £30,320 million at 31 December 2018, in part reflecting increased holdings of repos for liquidity purposes. Customer deposits were £3,626 million, or 1 per cent, higher at £421,692 million at 30 June 2019 compared to £418,066 million at 31 December 2018 as a result of increased holdings of repos and growth in Retail current accounts and Commercial deposits which has more than offset reduced Retail savings balances. Liabilities arising from insurance contracts and participating investment contracts were £8,535 million, or 9 per cent, higher at £107,409 million, compared to £98,874 million at 31 December 2018 due to new business and market gains on policyholder investments. Other liabilities were £6,491 million higher at £26,124 million compared to £19,633 million at 31 December 2018 as a result of increased settlement balances and the lease liability arising on adoption of IFRS 16.

Total equity was £1,144 million, or 2 per cent, lower at £49,055 million compared to £50,199 million at 31 December 2018 as the profit for the period has been more than offset by dividends paid, the impact of the Group’s share buyback programme and a redemption of AT1 securities.

The Group’s common equity tier 1 (CET 1) capital ratio reduced to 13.9 per cent at 30 June 2019 (31 December 2018: 14.6 per cent) reflecting the accrual for foreseeable dividends in respect of the first half of 2019, share buybacks completed during the period and the accrual for the remaining buyback under the programme announced as part of the 2018 year end results, and movements related to other capital items including pensions, deferred tax and intangible assets. This was partially offset by profit generation and the receipt of the dividend paid by the Insurance business in February 2019. The transitional tier 1 capital ratio reduced to 16.7 per cent (31 December 2018: 18.2 per cent) primarily reflecting the reduction in common equity tier 1 capital, a redemption during the period and the transitional limit applied to grandfathered AT1 capital instruments, offset in part by the issuance of a new capital instrument. The total transitional capital ratio reduced to 21.6 per cent (31 December 2018: 22.9 per cent), largely reflecting the reduction in tier 1 capital and the amortisation of dated tier 2 instruments.

Risk-weighted assets increased by £154 million to £206,520 million at 30 June 2019, compared to £206,366 million at 31 December 2018, largely reflecting model changes within the mortgage portfolios and the introduction of IFRS 16, partially offset by securitisation activity and continued active portfolio management.

SEGMENTAL ANALYSIS OF PROFIT BEFORE TAX BY DIVISION (UNAUDITED)

Underlying basis

	Half-year to 30 June 2019	Half-year to 30 June 2018	Half-year to 31 Dec 2018
	£m	£m	£m

Retail	1,983	2,134	2,077
Commercial Banking	992	1,181	1,002
Insurance	677	480	447
Other	542	439	306
Underlying profit before tax	4,194	4,234	3,832

The Group Executive Committee (GEC), which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess the Group’s performance and allocate resources; this reporting is on an underlying profit before tax basis. The GEC believes that this basis better represents the performance of the Group. IFRS 8 Operating Segments requires that the Group present its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 2 on page 53 of its financial statements in compliance with IFRS 8 Operating Segments.

The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the United States Securities and Exchange Commission’s Regulation G. Management uses the aggregate underlying profit before tax, a non-GAAP measure, as a measure of performance and believes that it provides important information for investors because they are comparable representations of the Group’s performance. Profit before tax is the comparable GAAP measure to aggregate underlying profit before tax; the following table sets out the reconciliation of this non-GAAP measure to its comparable GAAP measure.

GROUP PROFIT RECONCILIATIONS

	Half-year to 30 June 2019	Half-year to 30 June 2018	Half-year to 31 Dec 2018
	£m	£m	£m

Underlying profit	4,194	4,234	3,832
Restructuring	(182)	(377)	(502)
Volatility and other items
Market volatility and asset sales	(296)	34	(84)
Amortisation of purchased intangibles	(34)	(53)	(55)
Fair value unwind and other	(135)	(171)	(148)
	(465)	(190)	(287)
Payment protection insurance provision	(650)	(550)	(200)
Profit before tax — IFRS basis	2,897	3,117	2,843

Restructuring costs were £182 million, primarily reflecting the completion of the migration of MBNA in the first quarter of 2019, severance costs relating to the Group’s strategic investment plans and the rationalisation of the non-branch property portfolio. Costs were significantly lower than the previous year due to the completion of the ring-fencing programme and the completion of MBNA integration.

Market volatility and asset sales of £296 million included adverse movements in banking volatility and a charge for exiting the Standard Life Aberdeen investment management agreement.

The reduction in amortisation of purchased intangibles to £34 million (half-year to 30 June 2018: £53 million) was driven by a number of intangible assets fully amortising in 2018. Fair value unwind and other items reduced to £135 million (half-year to 30 June 2018: £171 million) reflecting the run down of the subordinated liabilities acquired during the HBOS acquisition.

The PPI provision charge of £650 million included an additional £550 million charged in the second quarter. The additional charge in the quarter is largely driven by the significant increase in PPI information requests received in the second quarter onwards, which is likely to lead to higher total complaints and associated administration costs. The outstanding balance sheet provision at 30 June 2019 was £1.1 billion and assumes total expected complaint volumes increasing from 5.6 million to 5.8 million.

DIVISIONAL RESULTS

RETAIL

Retail offers a broad range of financial service products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value, and by providing customers with choice and flexibility, with propositions increasingly personalised to their needs. Retail operates a multi-brand and multi-channel strategy. It continues to simplify its business and provide more transparent products, helping to improve service levels and reduce conduct risks, whilst working within a prudent risk appetite.

Progress against strategic priorities

Leading customer experience

•             UK’s largest digital bank with 15.9 million active digital customers; 9.8 million mobile banking app customers and 75 per cent of new products now originate digitally, whilst also maintaining the UK’s largest branch network

•             First to market in extending open banking functionality, to both savings products and credit cards

•             Launched the Lloyds ‘M Word’ campaign to support customers being more confident and comfortable talking about money, along with a refreshed Halifax brand

•             Supporting customers in branches with around 50 per cent of customer facing time spent on complex financial needs, resulting in the relationship new mortgage market share improving by 3 percentage points since start of 2018

Digitising the Group

•             Continued to significantly enhance the mobile app experience for customers by introducing:

•                  Virtual Assistant available any time resolving over 25 per cent of messaging queries

•                  Upcoming payments helping customers budget better, with over 40 million views since launch

•                  Self-service capability to update address, providing flexibility and control

•                  Relaunched Save the Change so more customers can establish a savings habit linked to everyday transactions

•             Voice ID now the most popular form of security for telephone banking with over 12 million verifications since launch

•             Rolled out Black Horse Finance Online, a new point of sale technology platform around 4,000 motor retailers

Maximising the Group’s capabilities

•             MBNA integration completed ahead of schedule with migration of over 8 million customer accounts

•             Launched an electric vehicle fund initiative through Lex Autolease to support lower UK emissions

Transforming ways of working

•             Launched a pilot with local shops to boost the number of retailers offering cashback to support access to cash

•             Invested around 24,000 training hours in colleagues to support customers with fraud and disputes

Financial performance

•             Underlying profit of £1,983 million decreased 7 per cent

•             Net interest income was 3 per cent lower, reflecting a 5 basis point reduction in net interest margin with continued mortgage competition pressure partly offset by lower funding costs

•             Other income reduced 4 per cent with lower Lex fleet size, with an associated benefit in operating lease depreciation

•             Operating costs reduced 3 per cent, as efficiency savings more than offset increased investment in the business

•             Impairment increased 21 per cent as a result of some weakening in used car prices, alignment of credit card methodologies and lower cash recoveries following prior year debt sales

•             Customer lending was broadly flat with growth in Black Horse and unsecured loans being offset by mortgages. Open mortgage balances grew by £0.8 billion in the second quarter of 2019

•             Customer deposits include improved current account mix, stable relationship balances and reduced tactical savings

•             Risk-weighted assets increased by 4 per cent mainly driven by model refinements within mortgages

Retail performance summary

	Half-year		Half-year				Half-year
	to 30 June		to 30 June				to 31 Dec
	2019		2018(1)		Change		2018(1)		Change
	£m		£m		%		£m		%

Net interest income	4,366		4,511		(3)		4,549		(4)
Other income	1,007		1,052		(4)		1,045		(4)
Operating lease depreciation	(461)		(477)		3		(444)		(4)
Net income	4,912		5,086		(3)		5,150		(5)
Operating costs	(2,325)		(2,401)		3		(2,496)		7
Remediation	(48)		(91)		47		(176)		73
Total costs	(2,373)		(2,492)		5		(2,672)		11
Impairment	(556)		(460)		(21)		(401)		(39)
Underlying profit	1,983		2,134		(7)		2,077		(5)

Banking net interest margin	2.64%		2.69%		(5	)bp	2.66%		(2	)bp
Average interest-earning banking assets	£339.8	bn	£342.0	bn	(1)		£342.6	bn	(1)
Asset quality ratio	0.33%		0.27%		6	bp	0.23%		10	bp
Return on risk-weighted assets	4.23%		4.71%		(48	)bp	4.43%		(20	)bp

	At 30 June	At 30 June		At 31 Dec
	2019	2018	Change	2018	Change
	£bn	£bn	%	£bn	%

Open mortgage book	264.9	267.1	(1)	266.6	(1)
Closed mortgage book	19.8	22.2	(11)	21.2	(7)
Credit cards	17.7	18.5	(4)	18.1	(2)
UK unsecured loans	8.2	7.8	5	7.9	4
UK Motor Finance	15.5	13.9	12	14.6	6
Business Banking	1.8	1.9	(5)	1.8	—
Overdrafts	1.2	1.2	—	1.3	(8)
Other(2)	9.0	8.2	10	8.6	5
Loans and advances to customers	338.1	340.8	(1)	340.1	(1)
Operating lease assets	4.5	4.7	(4)	4.7	(4)
Total customer assets	342.6	345.5	(1)	344.8	(1)

Relationship balances(3)	236.3	235.3	—	235.3	—
Tactical balance(3)	16.1	19.3	(17)	17.5	(8)
Customer deposits	252.4	254.6	(1)	252.8	—

Risk-weighted assets	95.8	92.4	4	93.5	2

(1)         Prior periods restated. See basis of presentation.

(2)         Includes Europe and run-off.

(3)         Prior period restated to show European deposits as tactical balances.

COMMERCIAL BANKING

Commercial Banking has a client-led, low risk, capital efficient strategy, and is committed to supporting UK-based clients and international clients with a link to the UK. Through its segmented client coverage model, it provides clients with a range of products and services such as lending, transaction banking, working capital management, risk management and debt capital markets services. Continued investment in capabilities and digital propositions enables the delivery of a leading customer experience, supported by increasingly productive relationship managers, with more time spent on value-adding activity.

Progress against strategic priorities

Leading customer experience

•             Co-piloted shared business banking hubs alongside major UK peers, improving accessibility for corporate clients through longer opening hours and ability to conduct transactions through a shared facility

•             Awarded ‘Business Bank of the Year’ at the FDs’ Excellence Awards for the 15th consecutive year

Digitising the Group

•             Delivered the first release of our new cash management and payments platform, allowing clients to benefit from a multi-channel experience when making and receiving payments, supporting continued development of API enabled client propositions

•             Improved our eTrading capability, enabling clients in LBCM to undertake FX trades electronically 24 hours per day across multiple geographies and in turn allowing us to support larger clients in automating their businesses

Maximising the Group’s capabilities

•             Contributed over £10 billion of gross new lending to businesses in the first half of the year, and on course to meet our commitment to lend up to £18 billion to UK businesses in 2019

•             On track to meet our target of £6 billion additional net lending to start-up, SME and Mid Market clients by the end of 2020

•             On course to meet our sustainability targets of supporting energy efficiency improvements for a further one million square feet of commercial real estate in 2019 and renewable energy projects capable of powering 3.5 million homes by 2020

Transforming ways of working

•             Launched the SME Business Lending Tool, freeing up additional relationship manager time to allow for increased engagement with clients, as well as increasing productivity and simplifying the lending journey

•             Over 450 relationship managers trained on climate change and sustainability related risks and opportunities in collaboration with Cambridge Institute for Sustainable Leadership

Financial performance

•                  Net interest income of £1,460 million reduced 3 per cent largely reflecting ongoing asset margin pressure

•                  Other income of £733 million was 13 per cent lower than the first half of 2018, driven by lower levels of client activity, particularly in the markets business

•                  Operating costs of £1,034 million reduced 4 per cent, as increased investment in the business was more than offset by efficiency savings

•                  Asset quality ratio of 13 basis points is 16 basis points higher, largely driven by provision increases on two individual corporate cases

•                  Return on risk-weighted assets of 2.35 per cent, was 39 basis points lower driven by lower underlying profit, partly offset by a reduction in risk-weighted assets of 4 per cent as a result of ongoing optimisation

•                  Continued lending growth in SME with balances up 2 per cent

•                  Increased customer deposits at £150.6 billion, reflecting continued success in attracting high quality deposit balances in a competitive market

Commercial Banking performance summary

	Half-year		Half-year				Half-year
	to 30 June		to 30 June				to 31 Dec
	2019		2018(1)		Change		2018(1)		Change
	£m		£m		%		£m		%

Net interest income	1,460		1,501		(3)		1,512		(3)
Other income	733		842		(13)		828		(11)
Operating lease depreciation	(12)		(20)		40		(15)		20
Net income	2,181		2,323		(6)		2,325		(6)
Operating costs	(1,034)		(1,073)		4		(1,118)		8
Remediation	(90)		(75)		(20)		(128)		30
Total costs	(1,124)		(1,148)		2		(1,246)		10
Impairment	(65)		6				(77)		16
Underlying profit	992		1,181		(16)		1,002		(1)

Banking net interest margin	3.15%		3.32%		(17	)bp	3.22%		(7	)bp
Average interest-earning banking assets	£92.6	bn	£90.3	bn	3		£92.1	bn	1
Asset quality ratio	0.13%		(0.03)%		16	bp	0.16%		(3	)bp
Return on risk-weighted assets	2.35%		2.74%		(39	)bp	2.30%		5	bp

	At 30 June	At 30 June		At 31 Dec
	2019	2018	Change	2018	Change
	£bn	£bn	%	£bn	%

SME	30.5	29.6	3	30.0	2
Mid Markets	30.6	30.1	2	31.7	(3)
Global Corporates and Financial Institutions	34.7	32.7	6	34.4	1
Other	4.3	4.9	(12)	4.3	—
Loans and advances to customers	100.1	97.3	3	100.4	—

SME including Retail Business Banking	32.3	31.5	3	31.8	2

Customer deposits	150.6	148.5	1	148.6	1
Risk-weighted assets	83.0	86.7	(4)	86.5	(4)

(1)         Prior periods restated. See basis of presentation.

INSURANCE AND WEALTH

Insurance and Wealth offers insurance, investment and wealth management products and services. It supports around 10 million customers with assets under administration of £155 billion and annualised annuity payments in retirement of over £1 billion. The Group continues to invest significantly in the development of the business, with the aims of capturing considerable opportunities in pensions and financial planning, offering customers a single home for their banking and insurance needs, and driving growth across intermediary and relationship channels through a strong distribution model.

Progress against strategic priorities

Leading customer experience

•             Successful migration of around 200,000 policies from a number of legacy systems to a single platform managed by our long term partner Diligenta, enabling customers to better manage their policies with Scottish Widows

•             Concluded remaining transfers of the acquired Zurich UK workplace pensions and savings business in July 2019, adding around £9 billion to assets under administration and bringing the total transferred to £18 billion

•             Launched simple in branch application process for new ‘Plan and Protect’ life and critical illness product which takes c.30 minutes for cover up to £500,000, making it easier for homeowners to protect themselves and their families

•             Scottish Widows won ‘Pension Firm of the Year’ at the FD Excellence Awards for the third consecutive year

Digitising the Group

•             Launched online home insurance claims process, with over 55 per cent of claims now being managed in this way

•             Single Customer View, a unique capability that provides customers with integrated access to banking and insurance products, now available to over 4 million customers, with around 200,000 engaging with their pension every month

Maximising the Group’s capabilities

•             As part of our partnership with Schroders plc, established Schroders Personal Wealth with around 300 advisers, and transferred over £500 million of high net worth customer assets to Cazenove Capital

•             Good progress towards the target of growing open book assets under administration by £50 billion by the end of 2020, with strong customer net inflows of £12 billion (including the Zurich transfer in July) and positive market movements of £8 billion in the first half of 2019. Cumulative net inflows of £25 billion and small positive market movements give overall growth of £28 billion since the start of current strategic plan in 2018

•             Already achieved the 1 million new pension customers target since the start of 2018

Financial performance

•             Strong growth in life and pensions sales, up 14 per cent, driven by increases in new members in existing workplace schemes and increased auto enrolment workplace contributions

•             New underwritten household premiums increased 33 per cent, reflecting progress of direct and corporate partnership propositions; total underwritten premiums decreased 2 per cent driven by a competitive renewal market

•             Life and pensions new business income up 27 per cent to £340 million. Lower existing business income due to equity hedging strategy to reduce capital and earnings volatility. Higher experience and other items includes benefits from the planned change in investment management provider and higher in year benefits from changes to annuitant mortality assumptions. General insurance income net of claims benefits from benign weather in 2019

•             Underlying profit increased by 41 per cent to £677 million. Net income increased by £202 million to £1,241 million whilst operating costs increased by £5 million with cost savings partly offsetting higher investment in the business

Insurance capital

•             Estimated pre interim dividend Solvency II ratio of 149 per cent (31 December 2018 pre final dividend position: 165 per cent). The fall in the ratio primarily reflects the impact of a £350 million dividend paid to Group in February 2019 and market volatility over the period, particularly reductions in long term interest rates

•             A dividend of £100 million was paid to Group in July 2019, with more than £6 billion cumulative dividends paid to the Group since 2011

Insurance and Wealth performance summary

	Half-year	Half-year			Half-year
	to 30 June	to 30 June			to 31 Dec
	2019	2018	Change		2018	Change
	£m	£m	%		£m	%

Net interest income	58	60	(3)		63	(8)
Other income	1,183	979	21		886	34
Net income	1,241	1,039	19		949	31
Operating costs	(539)	(534)	(1)		(487)	(11)
Remediation	(25)	(25)	—		(14)	(79)
Total costs	(564)	(559)	(1)		(501)	(13)
Impairment	—	—			(1)
Underlying profit	677	480	41		447	51

Life and pensions sales (PVNBP)(1)	8,568	7,483	14		6,901	24
General insurance underwritten new GWP(2)	64	48	33		59	8
General insurance underwritten total GWP(2)	335	342	(2)		348	(4)
General insurance combined ratio	80%	103%	(23	)pp	89%	(9	)pp

	At 30 June	At 30 June			At 31 Dec
	2019	2018	Change		2018	Change
	£bn	£bn	%		£bn	%

Insurance Solvency II ratio(3)	149%	153%	(4	)pp	165%	(16	)pp
UK Wealth Loans and advances to customers	0.9	0.8	13		0.9	—
UK Wealth Customer deposits	13.8	13.6	1		14.1	(2)
UK Wealth Risk-weighted assets	1.3	1.3	—		1.2	8
Total customer assets under administration	155.0	151.0	3		141.3	10

Income by product group

	Half-year to 30 June 2019			Half-year to 30 June 2018			Half-year
	New	Existing		New	Existing		to 31 Dec
	business	business	Total	business	business	Total	2018
	£m	£m	£m	£m	£m	£m	£m

Workplace, planning and retirement	245	56	301	165	75	240	246
Individual and bulk annuities	78	34	112	88	45	133	111
Protection	11	12	23	8	11	19	23
Longstanding LP&I	6	191	197	7	208	215	212
	340	293	633	268	339	607	592
Life and pensions experience and other items			248			140	3
General insurance			179			103	169
			1,060			850	764
UK Wealth			181			189	185
Net income			1,241			1,039	949

(1)         Present value of new business premiums.

(2)         Gross written premiums.

(3)         Equivalent regulatory view of ratio (including With Profits funds) at 30 June 2019 was 141 per cent (30 June 2018: 148 per cent; 31 December 2018: 156 per cent).

CENTRAL ITEMS

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2019	2018(1)	Change	2018(1)	Change
	£m	£m	%	£m	%

Net income	488	523	(7)	373	31
Operating costs	(8)	(16)	50	(40)	80
Remediation	20	(66)		(25)
Total costs	12	(82)		(65)
Impairment	42	(2)		(2)
Underlying profit	542	439	23	306	77

(1)         Prior periods restated. See basis of presentation.

Central items includes income and expenditure not attributed to divisions, including the costs of certain central and head office functions, and the Group’s private equity business, Lloyds Development Capital.

Remediation in the half-year to 30 June 2019 reflects the release of provisions relating to closed business.

During the first half of 2019, impairment included releases relating to the reassessment of credit risk associated with debt instruments held within the Group’s equity investments business.

RISK MANAGEMENT

PRINCIPAL RISKS AND UNCERTAINTIES

The Group’s principal risks and uncertainties are reviewed and reported regularly as advised in our 2018 Annual Report on Form 20-F. Following a review of the Group’s risk categories, change and execution risk, data risk and operational resilience risk were elevated from secondary to primary risk categories in the Group’s Risk Management Framework, reflecting the greater focus in these key areas.

The external risk faced by the Group may impact the success of delivering against the Group’s long term strategic objectives. They include but are not limited to global macro-economic conditions, regulatory developments and market liquidity.

These changes are being embedded during 2019 and are now reflected within the Group’s principal risks as below:

Capital risk — The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

Change and execution risk — The risk that in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability, and/or operate within the Group’s risk appetite.

Conduct risk — The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.

Credit risk — The risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off balance sheet). For example observed or anticipated changes in the economic environment could impact profitability due to an increase in delinquency, defaults, write-downs and/or expected credit losses.

Data risk  — The risk of the Group failing to effectively govern, manage, and protect its data (or the data shared with third party suppliers) impacting the Group’s agility, accuracy, access and availability of data, ultimately leading to poor customer outcomes, loss of value to the Group and mistrust from regulators.

Funding and liquidity risk — The risk that the Group has insufficient financial resources to meet its commitments as they fall due.

Governance risk — The risk that the Group’s organisational infrastructure fails to provide robust oversight of decision making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

Insurance underwriting risk — The risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour, leading to reductions in earnings and/or value. Longevity risk is expected to increase as the Group’s presence in the annuity market increases.

Market risk — The risk that the Group’s capital or earnings profile is affected by adverse market rates. The principal market risks are interest rates and credit spreads in the banking business, credit spreads in the Insurance business and equity, credit spreads and longevity risk in the Group’s defined benefit pension schemes.

Model risk — The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of models and rating systems.

Operational risk — Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Operational resilience risk — The risk that the Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technical) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customer expectations and needs when the continuity of operations is compromised.

People risk — The risk that the Group fails to provide an appropriate colleague and customer centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.

Regulatory and legal risk — The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.

CREDIT RISK PORTFOLIO

Overview

•             Credit quality remains strong with no material deterioration, despite continued uncertainty and a softening in the external market

•             The Group’s loan portfolios continue to be well positioned, reflecting the Group’s continued effective risk management and benefiting from low interest rates

•             The gross asset quality ratio increased to 34 basis points (half-year to 30 June 2018: 27 basis points)

•             The net asset quality ratio increased to 26 basis points (half-year to 30 June 2018: 20 basis points) and the impairment charge increased to £579 million (half-year to 30 June 2018: £456 million), driven by a number of items including some weakening in used car prices, alignment of credit card provisioning methodologies, lower cash recoveries following prior year debt sales and two corporate cases in Commerical Banking

•             Stage 2 loans as a proportion of total loans and advances to customers have increased slightly to 5.9 per cent (31 December 2018: 5.2 per cent), Stage 2 loans and advances were up by £3.9 billion to £29.2 billion

•             Stage 3 loans as a proportion of total loans and advances to customers have remained broadly stable at 1.3 per cent, with Stage 3 loans and advances up £0.7 billion to £6.4 billion

Low risk culture and prudent risk appetite

•             The Group continues to take a prudent approach to credit risk, with robust credit quality and affordability controls at origination and a prudent through the cycle credit risk appetite

•             Although not immune, credit portfolios are well positioned against an uncertain economic outlook and potential market volatility, including that related to the UK’s exit from the EU

•             The Group continues to grow lending to targeted segments while maintaining a prudent risk appetite

•             The Group’s effective risk management ensures early identification and management of customers and counterparties who may be showing signs of distress

•             Sector concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes

Impairment charge by division

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2019	2018(1)	Change	2018(1)	Change
	£m	£m	%	£m	%
Retail:
Secured	(38)	20		18
Unsecured	461	386	19	297	55
UK Motor Finance	104	49		64	63
Other	29	5		22	32
	556	460	21	401	39
Commercial Banking:
SME	(48)	14		49
Other	113	(20)		28
	65	(6)		77	(16)
Insurance and Wealth	—	—		1
Central items	(42)	2		2
Total impairment charge	579	456	27	481	20

Asset quality ratio	0.26%	0.20%	6bp	0.22%	4bp
Gross asset quality ratio	0.34%	0.27%	7bp	0.30%	4bp

(1)         Prior period comparatives restated. See basis of presentation.

Group loans and advances to customers

					Purchased
					or
					originated	Stage 2	Stage 3
					credit-	as %	as %
At 30 June 2019	Total	Stage 1	Stage 2	Stage 3	impaired	of total	of total
	£m	£m	£m	£m	£m

Retail:
Secured	285,293	252,260	16,876	1,543	14,614	5.9	0.5
Unsecured	27,895	24,578	2,639	678	—	9.5	2.4
UK Motor Finance	15,882	14,343	1,402	137	—	8.8	0.9
Other	10,908	9,957	790	161	—	7.2	1.5
	339,978	301,138	21,707	2,519	14,614	6.4	0.7
Commercial Banking:
SME	30,835	26,069	4,074	692	—	13.2	2.2
Other	70,688	64,264	3,339	3,085	—	4.7	4.4
	101,523	90,333	7,413	3,777	—	7.3	3.7
Insurance and Wealth	895	789	50	56	—	5.6	6.3
Central items	56,055	55,986	1	68	—	—	0.1
Total gross lending	498,451	448,246	29,171	6,420	14,614	5.9	1.3
ECL allowance on drawn balances	(3,313)	(621)	(953)	(1,558)	(181)
Net balance sheet carrying value	495,138	447,625	28,218	4,862	14,433

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)(1)	0.7	0.2	3.5	25.4

(1)         Total and Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for unsecured (30 June 2019: £242 million; 31 December 2018: £233 million) and Business Banking within Retail other (30 June 2019: £18 million; 31 December 2018: £17 million).

Group loans and advances to customers

					Purchased
					or
					originated	Stage 2	Stage 3
					credit-	as %	as %
At 31 December 2018(1)	Total	Stage 1	Stage 2	Stage 3	impaired	of total	of total
	£m	£m	£m	£m	£m

Retail:
Secured	288,235	257,797	13,654	1,393	15,391	4.7	0.5
Unsecured	28,115	24,705	2,707	703	—	9.6	2.5
UK Motor Finance	14,933	13,224	1,580	129	—	10.6	0.9
Other	10,399	9,434	800	165	—	7.7	1.6
	341,682	305,160	18,741	2,390	15,391	5.5	0.7
Commercial Banking:
SME	30,296	26,099	3,484	713	—	11.5	2.4
Other	71,528	65,903	3,108	2,517	—	4.3	3.5
	101,824	92,002	6,592	3,230	—	6.5	3.2
Insurance and Wealth	865	804	6	55	—	0.7	6.4
Central items	43,637	43,565	6	66	—	—	0.2
Total gross lending	488,008	441,531	25,345	5,741	15,391	5.2	1.2
ECL allowance on drawn balances	(3,150)	(525)	(994)	(1,553)	(78)
Net balance sheet carrying value	484,858	441,006	24,351	4,188	15,313

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)(2)	0.7	0.1	4.2	28.4

(1)         Prior period segmental comparatives restated. See basis of presentation.

(2)         Total and Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for unsecured (30 June 2019: £242 million; 31 December 2018: £233 million) and Business Banking within Retail other (30 June 2019: £18 million; 31 December 2018: £17 million).

Group total expected credit loss allowance

	At 30 June	At 31 Dec
	2019	2018
	£m	£m

Customer related balances
Drawn	3,313	3,150
Undrawn	173	193
	3,486	3,343
Other assets	25	19
Total expected credit loss allowance	3,511	3,362

Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers

									Purchased or
									originated
									credit-
At 30 June 2019(1),(2)	Total		Stage 1		Stage 2		Stage 3		impaired
	£m	%(3),(4)	£m	%(4)	£m	%(4)	£m	%(3),(4)	£m	%(4)

Retail:
Secured	619	0.2	38	—	266	1.6	134	8.7	181	1.2
Unsecured	911	3.3	319	1.3	377	14.3	215	49.3	—	—
UK Motor Finance	349	2.2	202	1.4	70	5.0	77	56.2	—	—
Other	126	1.2	40	0.4	34	4.3	52	36.2	—	—
	2,005	0.6	599	0.2	747	3.4	478	21.2	181	1.2
Commercial Banking:
SME	311	1.0	37	0.1	165	4.1	109	15.8	—	—
Other	1,122	1.6	62	0.1	118	3.5	942	30.5	—	—
	1,433	1.4	99	0.1	283	3.8	1,051	27.8	—	—
Insurance and Wealth	17	1.9	5	0.6	1	2.0	11	19.6	—	—
Central items	31	0.1	7	—	1	100.0	23	33.8	—	—
Total	3,486	0.7	710	0.2	1,032	3.5	1,563	25.4	181	1.2

At 31 December 2018(1),(2),(5)

Retail:
Secured	460	0.2	38	—	226	1.7	118	8.5	78	0.5
Unsecured	896	3.2	287	1.2	379	14.0	230	48.9	—	—
UK Motor Finance	290	1.9	127	1.0	78	4.9	85	65.9	—	—
Other	122	1.2	41	0.4	30	3.8	51	34.5	—	—
	1,768	0.5	493	0.2	713	3.8	484	22.6	78	0.5
Commercial Banking:
SME	384	1.3	40	0.2	231	6.6	113	15.8	—	—
Other	1,102	1.5	71	0.1	107	3.4	924	36.6	—	—
	1,486	1.5	111	0.1	338	5.1	1,037	32.1	—	—
Insurance and Wealth	18	2.1	6	0.7	1	16.7	11	20.0	—	—
Central items	71	0.2	38	0.1	6	100.0	27	44.3	—	—
Total	3,343	0.7	648	0.1	1,058	4.2	1,559	28.4	78	0.5

(1)	These balances include the impact of the HBOS and MBNA acquisition related adjustments.
(2)

UK Motor Finance expected credit loss allowances for Stages 1 and 2 include £179 million (31 December 2018: £99 million) relating to provisions held against the residual value of vehicles that are returned to the Group at the end of contract, in addition to covering losses for exposures to customers that choose to voluntarily terminate their agreements early. The provisions are included within the calculation of coverage ratios.

(3)

Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for unsecured (30 June 2019: £242 million; 31 December 2018: £233 million) and Business Banking within Retail other (30 June 2019: £18 million; 31 December 2018: £17 million).

(4)	As a percentage of drawn balances.
(5)	Prior period segmental comparatives restated. See basis of presentation.

Group Stage 2 loans and advances to customers

	Up to date			1-30 days past due			Over 30 days past due
		Expected	as % of		Expected	as % of		Expected	as % of
	Gross	credit	gross	Gross	credit	gross	Gross	credit	gross
At 30 June 2019	lending	loss	lending	lending	loss	lending	lending	loss	lending
	£m	£m	%	£m	£m	%	£m	£m	%

Retail:
Secured	13,320	173	1.3	1,917	34	1.8	1,639	59	3.6
Unsecured	2,277	278	12.2	260	59	22.7	102	40	39.2
UK Motor Finance	1,215	40	3.3	155	22	14.2	32	8	25.0
Other	644	20	3.1	76	9	11.8	70	5	7.1
	17,456	511	2.9	2,408	124	5.1	1,843	112	6.1
Commercial Banking:
SME	3,994	158	4.0	57	6	10.5	23	1	4.3
Other	3,053	116	3.8	55	1	1.8	231	1	0.4
	7,047	274	3.9	112	7	6.3	254	2	0.8
Insurance and Wealth	24	—	—	—	—	—	26	1	3.8
Central items	1	1	100.0	—	—	—	—	—	—
Total	24,528	786	3.2	2,520	131	5.2	2,123	115	5.4

At 31 December 2018
Retail:
Secured	10,118	139	1.4	1,955	30	1.5	1,581	57	3.6
Unsecured	2,355	293	12.4	258	53	20.5	94	33	35.1
UK Motor Finance	1,403	47	3.3	146	23	15.8	31	8	25.8
Other	629	19	3.0	82	7	8.5	89	4	4.5
	14,505	498	3.4	2,441	113	4.6	1,795	102	5.7
Commercial Banking:
SME	3,037	181	6.0	383	41	10.7	64	9	14.1
Other	2,983	106	3.6	72	1	1.4	53	—	—
	6,020	287	4.8	455	42	9.2	117	9	7.7
Insurance and Wealth	4	—	—	—	—	—	2	1	50.0
Central items	6	6	100.0	—	—	—	—	—	—
Total	20,535	791	3.9	2,896	155	5.4	1,914	112	5.9

Retail

•             The credit quality of the Retail portfolios remains strong and continues to benefit from robust credit risk management, including affordability and indebtedness controls at origination and a prudent approach to risk appetite. The economic environment continues to benefit from historically high employment rates, positive real wage growth and household indebtedness remaining below pre-crisis levels.

•                  New business quality remains strong

•                  The flow of loans entering arrears remains at low levels

•                  Stage 3 loans and advances as a per cent of total are unchanged at 0.7 per cent

•                  Stage 2 loans and advances as a per cent of total increased to 6.4 per cent (31 December 2018: 5.5 per cent), largely due to changes in IFRS 9 economic scenarios

•                  Loans and advances decreased to £340 billion (31 December 2018: £342 billion)

•             The impairment charge increased to £556 million in the first half of 2019 compared to £460 million in the same period in 2018, driven by a number of items including some weakening in used car prices, alignment of credit card provisioning methodologies and lower cash recoveries following prior year debt sales.

Portfolios

•             Total secured loans and advances decreased by £2.9 billion (1.0 per cent) to £285.3 billion, largely due to reductions in the buy-to-let and closed specialist portfolios. The impairment release of £38 million in the first half of 2019 compares to a charge of £20 million for the same period in 2018. This reflects provision releases due to improved credit quality of the portfolio and methodology changes.

•             Unsecured loans and advances remained broadly flat at £27.9 billion. The impairment charge increased by £75 million to £461 million in the first half of 2019 compared to £386 million in the same period in 2018, due to the alignment of credit card provisioning methodologies and policies and lower cash recoveries following prior year debt sales.

•             The motor finance portfolio continued to grow, with loans and advances increasing by 6.4 per cent to £15.9 billion in the first half of 2019. The portfolio continues to benefit from a prudent approach to residual values at origination and provisions through the loan lifecycle. ECL allowances for Stage 1 and Stage 2 include residual value provisions which have increased to £179 million at 30 June 2019 (31 December 2018: £99 million). This is due to an anticipated increase in residual value deficits following some weakening in used car prices, a change in policy relating to voluntary terminations and book growth. As a result of this, the impairment charge increased to £104 million for the first half of 2019, compared to £49 million for the same period in 2018.

•             Other loans and advances increased by £0.5 billion to £10.9 billion. The impairment charge was £29 million for the first half of 2019 compared to £5 million for the same period in 2018. This increase is primarily due to the non-repeat of prior year IFRS 9 model refinements in Business Banking.

Retail UK secured loans and advances to customers

	At 30 June	At 31 Dec
	2019	2018
	£m	£m

Mainstream	222,196	223,230
Buy-to-let	50,184	51,322
Specialist	12,913	13,683
Total	285,293	288,235

Retail mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts		Value of loans(1)		Total mortgage balances
	At 30 June	At 31 Dec	At 30 June	At 31 Dec	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2019	2018	2019	2018	2019	2018	2019	2018
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	27,853	30,106	1.5	1.5	3,004	3,262	1.3	1.5
Buy-to-let	4,321	4,544	1.0	1.0	577	576	1.1	1.1
Specialist	6,961	7,966	7.2	7.8	1,137	1,282	8.7	9.3
Total	39,135	42,616	1.6	1.7	4,718	5,120	1.6	1.8

(1)         Value of loans represents total gross book value of mortgages more than three months in arrears; the balances exclude the impact of HBOS related acquisition adjustments.

The stock of repossessions increased to 1,037 cases at 30 June 2019 compared to 763 cases at 31 December 2018.

The increase is due to the resumption of business as usual litigation activity which had been partially suspended whilst changes were made to the Group’s handling of mortgage arrears.

Period end and average LTVs(1) across the Retail mortgage portfolios

	Mainstream	Buy-to-let	Specialist	Total
	%	%	%	%
At 30 June 2019
Less than 60%	57.2	61.1	64.3	58.2
60% to 70%	17.0	23.0	16.2	18.0
70% to 80%	15.7	13.0	11.2	15.0
80% to 90%	8.5	1.7	3.7	7.1
90% to 100%	1.3	0.7	1.4	1.2
Greater than 100%	0.3	0.5	3.2	0.5
Total	100.0	100.0	100.0	100.0
Average loan to value(2):
Stock of residential mortgages	41.2	50.0	43.5	42.6
New residential lending	63.7	58.4	n/a	63.1

	Mainstream	Buy-to-let	Specialist	Total
	%	%	%	%
At 31 December 2018
Less than 60%	54.2	55.7	59.7	54.7
60% to 70%	16.0	22.8	16.5	17.3
70% to 80%	15.9	15.7	12.0	15.7
80% to 90%	10.7	4.6	6.6	9.4
90% to 100%	2.8	0.7	2.0	2.4
Greater than 100%	0.4	0.5	3.2	0.5
Total	100.0	100.0	100.0	100.0
Average loan to value(2):
Stock of residential mortgages	42.5	52.1	45.8	44.1
New residential lending	63.1	58.6	n/a	62.5

(1)	Loan to value figures are based on the Halifax House Price Index, calculated by IHS Markit Ltd.
(2)

Average loan to value is calculated as total gross loans and advances as a percentage of the indexed total collateral of these loans and advances; the balances exclude the impact of HBOS related acquisition adjustments.

Commercial Banking

•             The overall credit quality of the portfolio and new business remains good with the portfolio benefiting from continued effective risk management and low interest rates. Notwithstanding the current competitive market conditions, the Group is maintaining its prudent and through the cycle credit risk appetite

•             Uncertainty persists around the UK and global economic outlook, including the weakened business investment, the sustainability of global economic growth and the impact of tariff disputes, which has resulted in some softening in external market indicators. In addition there are headwinds in a number of sectors including agriculture, construction, manufacturing and consumer-related sectors, such as retail

•             Internal and external key performance indicators continue to be monitored closely to help identify early signs of any deterioration

•             EU exit developments continue to be monitored proactively and various initiatives are in place to mitigate ‘No Deal’ risk to ensure portfolio quality is maintained whilst supporting the Group’s helping Britain prosper strategy. Planning has concentrated on the highest impact ‘No Deal’ scenario

•             Whilst the current economic outlook remains unclear, portfolios remain well positioned and are subject to ongoing risk mitigation actions as appropriate. Monitoring indicates no material deterioration in the credit quality of the portfolio

•             Net impairment charge of £65 million compared with a net release of £6 million in the first half of 2018. Net releases in Stage 1 and Stage 2, weighted towards the SME portfolio and driven by model refinements, were largely offset by Stage 3 gross charges on two corporate cases, rather than any material deterioration in the underlying portfolio

•             The size and nature of the commercial portfolio results in some volatility as cases move between stages. Stage 3 loans as a proportion of total loans and advances to customers has increased to 3.7 per cent (31 December 2018: 3.2 per cent). Stage 3 ECL allowance as a percentage of Stage 3 drawn balances has reduced to 27.8 per cent (31 December 2018: 32.1 per cent) largely as a result of the transfer of a small number of larger individually assessed names to Stage 3 on which lower ECL allowances have been assessed

•             Stage 2 loans as a proportion of total loans and advances to customers increase to 7.3 per cent (31 December 2018: 6.5 per cent), largely driven by improved data quality and IFRS 9 model refinements. Stage 2 ECL allowances as a percentage of Stage 2 drawn balances were lower at 3.8 per cent (31 December 2018: 5.1 per cent). with the reduction weighted towards SME mainly due to enhanced modelling of loan amortisation within the IFRS 9 model and a number of other model refinements.

•             Notwithstanding the current stable performance of the portfolio, impairments are likely to increase from their current levels, driven by an element of credit normalisation.

Portfolios

•             The SME and Mid Markets portfolios are domestically focused and reflect both our prudent credit risk appetite and the underlying performance of the UK economy. Whilst certain sectors of the market are showing some emerging signs of stress, the overall credit quality of the portfolios has remained broadly stable with levels of impairment remaining low

•             The Global Corporates business continues to have a predominance of UK-based, and to a lesser extent, US and European-based multi-national investment grade clients. The portfolio remains of good quality and is well positioned for the current economic outlook.

•             Through clearly defined sector strategies, Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client driven or held to support the Group’s funding, liquidity or general hedging requirements

•             The commercial real estate business within the Group’s Mid Markets and Global Corporates portfolio is focused on clients operating in the UK commercial property market ranging in size from medium-sized private real estate entities up to publicly listed property companies. Credit quality remains good with minimal impairments/stressed loans. Recognising this is a cyclical sector, appropriate caps are in place to control exposure and business propositions continue to be written in line with a prudent, through the cycle risk appetite with conservative LTVs, strong quality of income and proven management teams

Total UK Direct Real Estate gross lending across Commercial Banking and Retail stood at £15.8 billion at 30 June 2019 (excludes exposures subject to protection through Significant Risk Transfer securitisations

FUNDING AND LIQUIDITY MANAGEMENT

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 106 per cent as at 30 June 2019 (107 per cent as at 31 December 2018).

During the first half of 2019, the Group repaid £12.1 billion of its Funding for Lending Scheme (FLS) drawings, of which £8.1 billion was repaid in advance of contractual maturity. This has reduced the balance of FLS outstanding to £1 billion with £19.9 billion of Term Funding Scheme (TFS) drawings remaining at 30 June 2019.

Overall, total wholesale funding increased by £7.6 billion to £130.9 billion primarily through increased term and money market funding and margin received.

The Group’s strong ratings continue to reflect its robust balance sheet, improved profitability and bail-in capital position. There were no changes to the Group’s ratings over the first half of 2019, although in March Fitch placed the majority of UK banks, including the Group’s banking and insurance entities, on Ratings Watch Negative reflecting their view that the risks of a ‘No Deal’ Brexit have increased.

The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 130 per cent (based on a 12 month rolling average) as at 30 June 2019 calculated on a Group consolidated basis based on the EU Delegated Act. Following the implementation of structural reform, liquidity is managed at a legal entity level with the Group consolidated LCR representing the composite of the ring-fenced bank and non ring-fenced bank entities.

	At 30 June	At 31 Dec
	2019	2018	Change
	£bn	£bn	%
Funding requirement
Loans and advances to customers(1)	441.0	444.4	(1)
Loans and advances to banks(2)	6.7	5.9	14
Debt securities at amortised cost	3.8	4.0	(5)
Financial assets at fair value through other comprehensive income - non-LCR eligible(3)	0.7	0.8	(13)
Cash and balances at central bank — non-LCR eligible(4)	4.7	5.8	(19)
Funded assets	456.9	460.9	(1)
Other assets(5)	226.5	212.9	6
	683.4	673.8	1
On balance sheet LCR eligible liquid assets
Reverse repurchase agreements	55.8	40.9	36
Cash and balances at central banks(4)	52.6	48.9	8
Debt securities at amortised cost	1.6	1.2	33
Financial assets at fair value through other comprehensive income	26.4	24.0	10
Trading and fair value through profit and loss	7.1	11.9	(36)
Repurchase agreements	(4.7)	(3.1)	52
	138.8	123.8	12
Total Group assets	822.2	797.6	3
Less: other liabilities(5)	(204.8)	(187.9)	9
Funding requirement	617.4	609.7	1
Funded by
Customer deposits(6)	417.6	416.3	—
Wholesale funding(7)	130.9	123.3	6
	548.5	539.6	2
Term funding scheme	19.9	19.9	—
Total equity	49.0	50.2	(2)
Total funding	617.4	609.7	1

(1)	Excludes reverse repos of £54.1 billion (31 December 2018: £40.5 billion).
(2)	Excludes reverse repos of £1.7 billion (31 December 2018: £0.4 billion).
(3)	Non-LCR eligible liquid assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
(4)	Cash and balances at central banks are combined in the Group’s balance sheet.
(5)	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
(6)	Excludes repos of £4.1 billion (31 December 2018: £1.8 billion).
(7)	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

		Repos
		and cash	Fair value
	Included in	collateral	and other
	funding	received by	accounting	Balance
	analysis	Insurance	methods	sheet
	£bn	£bn	£bn	£bn
At 30 June 2019
Deposits from banks	10.8	23.7	0.3	34.8
Debt securities in issue	102.7	—	(4.8)	97.9
Subordinated liabilities	17.4	—	0.4	17.8
Total wholesale funding	130.9	23.7
Customer deposits	417.6	4.1	—	421.7
Total	548.5	27.8

At 31 December 2018

Deposits from banks	8.3	22.1	(0.1)	30.3
Debt securities in issue	97.1	—	(5.9)	91.2
Subordinated liabilities	17.9	—	(0.2)	17.7
Total wholesale funding	123.3	22.1
Customer deposits	416.3	1.8	—	418.1
Total	539.6	23.9

Analysis of 2019 total wholesale funding by residual maturity

	Less				Nine			More	Total	Total
	than	One to	Three	Six to	months	One to	Two to	than	at	at
	one	three	to six	nine	to one	two	five	five	30 June	31 Dec
	month	months	months	months	year	years	years	years	2019	2018
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposit from banks	8.2	1.4	0.4	0.2	—	0.2	0.4	—	10.8	8.3
Debt securities in issue:
Certificates of deposit	1.6	2.5	4.0	2.1	0.8	1.1	—	—	12.1	12.0
Commercial paper	2.5	3.5	3.5	0.6	0.4	—	—	—	10.5	8.0
Medium-term notes	—	2.0	0.5	1.6	1.7	4.6	15.9	20.3	46.6	45.4
Covered bonds	0.7	0.3	—	2.3	—	6.8	12.3	7.0	29.4	27.1
Securitisation	0.1	—	—	1.1	0.4	1.3	—	1.2	4.1	4.6
	4.9	8.3	8.0	7.7	3.3	13.8	28.2	28.5	102.7	97.1
Subordinated liabilities	—	0.3	—	1.3	—	1.4	2.2	12.2	17.4	17.9
Total wholesale funding(1)	13.1	10.0	8.4	9.2	3.3	15.4	30.8	40.7	130.9	123.3
Of which issued by Lloyds Banking Group plc	—	—	—	—	—	0.4	11.9	9.6	21.9	20.3

(1)    The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities and subordinated liabilities.

Analysis of 2019 term issuance

				Other
	Sterling	US Dollar	Euro	currencies	Total
	£bn	£bn	£bn	£bn	£bn
Securitisation	—	—	—	—	—
Medium-term notes	—	0.8	—	0.7	1.5
Covered bonds	2.0	—	2.2	—	4.2
Private placements(1)	—	—	0.1	—	0.1
Subordinated liabilities(2)	—	0.4	—	—	0.4
Total issuance	2.0	1.2	2.3	0.7	6.2
Of which issued by Lloyds Banking Group plc(3)	—	1.2	—	0.7	1.9

(1)	Private placements include structured bonds and term repurchase agreements (repos).
(2)	Consists of Additional Tier 1 issuance.
(3)	Consists of £1.5 billion medium-term notes and £0.4 billion Additional Tier 1.

The Group continues to access wholesale funding markets across a wide range of products, currencies and investors to maintain a stable and diverse source of funds. In 2019, the Group has continued with this approach to funding, including capital and funding from the holding company, Lloyds Banking Group plc, as needed to transition towards final UK Minimum Requirements for Own Funds and Eligible Liabilities (MREL). The Group will continue to issue funding trades from Lloyds Bank plc, the ring-fenced bank operating company, across senior unsecured, covered bonds, ABS and RMBS. In the first half of 2019, the Group launched an operating company funding programme for LBCM, the non ring-fenced bank, and have since issued a number of trades for this entity including an inaugural five year £500 million senior unsecured public benchmark transaction. The maturity of the Funding for Lending and Term Funding Schemes are fully factored into the Group’s funding plans, and in the expected ‘steady state’ wholesale funding requirements of £15 to £20 billion per annum.

Liquidity portfolio

At 30 June 2019, the banking business had £132.3 billion of highly liquid, unencumbered, LCR eligible assets (31 December 2018: £129.4 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. Total LCR eligible liquid assets represent over five times the Group’s money market funding less than one year to maturity (excluding derivative collateral margins and settlement accounts) and exceed total wholesale funding, and thus provide a substantial buffer in the event of market dislocation. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.

LCR eligible assets

	At 30 June	At 31 Dec		Average	Average
	2019	2018	Change	2019	2018
	£bn	£bn	%	£bn	£bn
Level 1
Cash and central bank reserves	52.6	48.9	8	50.0	58.1
High quality government/MDB/agency bonds(1)	76.6	78.7	(3)	77.2	66.2
High quality covered bonds	1.8	1.0	80	1.4	0.8
Total	131.0	128.6	2	128.6	125.1
Level 2(2)	1.3	0.8	63	0.9	0.8
Total LCR eligible assets	132.3	129.4	2	129.5	125.9

(1)	Designated multilateral development bank (MDB).
(2)	Includes Level 2A and Level 2B.

The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

Encumbered assets

The Board and Group Asset and Liability Committee monitor and manage total balance sheet encumbrance using a number of risk appetite metrics. At 30 June 2019, the Group had £56.6 billion (31 December 2018: £53.4 billion) of externally encumbered on balance sheet assets with counterparties other than central banks. The increase in encumbered assets was primarily driven by external covered bond issuances during the first half of 2019. The Group also had £626.7 billion (31 December 2018: £584.3 billion) of unencumbered on balance sheet assets, and £138.9 billion (31 December 2018: £159.8 billion) of pre-positioned and encumbered assets held with central banks. The Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks. The 2018 Annual Report on Form 20-F includes further details on how the Group classifies assets for encumbrance purposes.

CAPITAL MANAGEMENT

Analysis of capital position

During the first half of 2019 the Group’s CET1 capital ratio increased by 70 basis points on an adjusted basis before ordinary dividends, primarily as a result of

•             Underlying profit (0.97 per cent) and the dividend paid by the Insurance business in July 2019 in relation to 2019 interim earnings (0.05 per cent)

•             The impact of market and other movements, including movements in risk-weighted assets, generating an increase of 0.12 per cent

•             Offset by a reduction of 0.33 per cent relating to PPI provision charges and 0.11 per cent relating to changes arising from the implementation of IFRS 16

Overall the Group’s CET1 capital ratio has strengthened to 14.6 per cent on an adjusted basis before ordinary dividends and 14.0 per cent on an adjusted basis after ordinary dividends (31 December 2018: 13.9 per cent adjusted, including the share buyback). Excluding the Insurance dividend paid up in July 2019 the Group’s CET1 capital ratio is 13.9 per cent after ordinary dividends.

The accrual for foreseeable dividends includes the declared interim dividend of 1.12 pence per share. In addition the share buyback programme announced as part of the 2018 year end results has been accrued for in full, net of buybacks completed up to the period end.

The transitional total capital ratio, after ordinary dividends, reduced to 21.6 per cent, largely reflecting the impact of the full share buyback on CET1 capital and a net reduction in additional tier 1 (AT1) capital following a redemption in the period.

Total capital requirement

On 1 January 2019 following entry into force of the UK’s ring-fencing regime, the Group’s Pillar 2A capital requirement increased from 4.6 per cent to 4.7 per cent, of which 2.7 per cent must be met by CET1 capital. This firm specific capital requirement reflects a point in time estimate by the UK Prudential Regulation Authority (PRA), which may change over time, of the minimum amount of capital that is needed in relation to risks not covered by Pillar 1.

The Group’s total capital requirement as at 30 June 2019, being the aggregate of the Group’s Pillar 1 and current Pillar 2A capital requirements, was £26,346 million (31 December 2018: £26,124 million).

Combined buffer requirement

The Group is required to maintain a number of regulatory capital buffers, referred to collectively as the combined buffer requirement, which must be met with CET1 capital.

The Group announced within its Q1 2019 interim management statement that it had received notification from the PRA that the systemic risk buffer for the Group’s Ring Fenced Bank sub-group will be 2.0 per cent which equates to 1.7 per cent at Group level.

As a result the Group is now subject to the following capital buffers:

•             A capital conservation buffer (CCB) of 2.5 per cent of risk-weighted assets

•             A countercyclical capital buffer (CCyB) of 0.9 per cent of risk-weighted assets

•             A systemic risk buffer (SRB), equivalent to 1.7 per cent of risk-weighted assets at Group level, which will apply from 1 August 2019

The Group is not currently classified as a global systemically important institution (G-SII) but has been identified as an ‘other’ systemically important institution (O-SII) by the PRA. The O-SII buffer is currently set to zero in the UK.

Given the buffer requirements noted, the Board indicated in its Q1 statement that its view of the level of CET1 capital required to grow the business, meet regulatory requirements and cover uncertainties is around 12.5 per cent, plus a management buffer of around 1 per cent.

An analysis of the Group’s capital position as at 30 June 2019 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis. In addition the Group’s capital position reflects the application of the transitional arrangements for IFRS 9.

The following table summarises the consolidated capital position of the Group.

	Transitional		Fully loaded
	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2019	2018	2019	2018
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	43,448	43,434	43,448	43,434
Adjustment to retained earnings for foreseeable dividends and share buyback	(2,059)	(1,523)	(2,059)	(1,523)
Deconsolidation adjustments(1)	2,307	2,273	2,307	2,273
Adjustment for own credit	(59)	(280)	(59)	(280)
Cash flow hedging reserve	(1,738)	(1,051)	(1,738)	(1,051)
Other adjustments	300	(19)	300	(19)
	42,199	42,834	42,199	42,834
less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,901)	(3,667)	(3,901)	(3,667)
Prudent valuation adjustment	(530)	(529)	(530)	(529)
Excess of expected losses over impairment provisions and value adjustments	(30)	(27)	(30)	(27)
Removal of defined benefit pension surplus	(1,184)	(994)	(1,184)	(994)
Securitisation deductions	(190)	(191)	(190)	(191)
Significant investments(1)	(4,350)	(4,222)	(4,350)	(4,222)
Deferred tax assets	(3,247)	(3,037)	(3,247)	(3,037)
Common equity tier 1 capital	28,767	30,167	28,767	30,167
Additional tier 1
Other equity instruments	5,381	6,466	5,381	6,466
Preference shares and preferred securities(2)	4,233	4,008	—	—
Transitional limit and other adjustments	(2,580)	(1,804)	—	—
	7,034	8,670	5,381	6,466
less: deductions from tier 1
Significant investments(1)	(1,295)	(1,298)	—	—
Total tier 1 capital	34,506	37,539	34,148	36,633
Tier 2
Other subordinated liabilities(2)	13,576	13,648	13,576	13,648
Deconsolidation of instruments issued by insurance entities(1)	(1,787)	(1,767)	(1,787)	(1,767)
Adjustments for transitional limit and non-eligible instruments	2,374	1,504	(1,142)	(1,266)
Amortisation and other adjustments	(2,996)	(2,717)	(2,996)	(2,717)
Eligible provisions	—	—	—	—
	11,167	10,668	7,651	7,898
less: deductions from tier 2
Significant investments(1)	(965)	(973)	(2,260)	(2,271)
Total capital resources	44,708	47,234	39,539	42,260

Risk-weighted assets (unaudited)	206,520	206,366	206,520	206,366

Common equity tier 1 capital ratio(3)	13.9%	14.6%	13.9%	14.6%
Tier 1 capital ratio	16.7%	18.2%	16.5%	17.8%
Total capital ratio	21.6%	22.9%	19.1%	20.5%

(1)

For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (shown as ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

(2)	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.
(3)

The common equity tier 1 ratio is 14.0 per cent an adjusted basis reflecting the dividend paid up by the Insurance business in July 2019 in relation to its 2019 interim earnings (31 December 2018: 13.9 per cent adjusted, including the share buyback).

Movements in capital resources

The key difference between the transitional capital calculation as at 30 June 2019 and the fully loaded equivalent is primarily related to capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under CRD IV, which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022. The key movements on a transitional basis are set out in the table below.

	Common	Additional		Total
	Equity tier 1	Tier 1	Tier 2	capital
	£m	£m	£m	£m
At 31 December 2018	30,167	7,372	9,695	47,234
Profit attributable to ordinary shareholders(1)	1,843	—	—	1,843
Movement in foreseeable dividends(2)	336	—	—	336
Dividends paid out on ordinary shares during the year	(1,523)	—	—	(1,523)
Dividends received from the Insurance business(1)	350	—	—	350
Share buyback completed	(879)	—	—	(879)
Share buyback accrual	(871)	—	—	(871)
IFRS 9 transitional adjustment to retained earnings	(49)	—	—	(49)
Movement in treasury shares and employee share schemes	193	—	—	193
Pension movements:
Removal of defined benefit pension surplus	(190)	—	—	(190)
Movement through other comprehensive income	(129)	—	—	(129)
Fair value through other comprehensive income reserve	(144)	—	—	(144)
Prudent valuation adjustment	(1)	—	—	(1)
Deferred tax asset	(210)	—	—	(210)
Goodwill and other intangible assets	(234)	—	—	(234)
Excess of expected losses over impairment provisions and value adjustments	(3)	—	—	(3)
Significant investments	(128)	3	8	(117)
Movements in subordinated debt:
Repurchases, redemptions and other	—	(2,032)	499	(1,533)
Issuances	—	396	—	396
Other movements	239	—	—	239
At 30 June 2019	28,767	5,739	10,202	44,708

(1)

Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital. The £350 million of dividends received from Insurance during the period reflects their 2018 full year ordinary dividend.

(2)	Reflects the accrual for foreseeable 2019 ordinary dividends (including the interim dividend) and the reversal of the accrual for the 2018 full year ordinary dividend which has now been paid.

CET1 capital resources have reduced by £1,400 million in the period, primarily reflecting

•    the accrual for foreseeable dividends in respect of the first half of 2019, share buybacks completed during the period and the accrual for the remaining buyback under the programme announced as part of the 2018 year end results, and movements related to other capital items including pensions, deferred tax and intangible assets

•    partially offset by profit generation during the period and the receipt of the dividend paid by the Insurance business in February 2019

AT1 capital resources have reduced by £1,633 million in the period, primarily reflecting a redemption during the period and the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments, offset in part by the issuance of a new capital instrument.

Tier 2 capital resources have increased by £507 million in the period largely reflecting the transitioning of grandfathered AT1 instruments to tier 2, partially offset by the amortisation of dated instruments.

Minimum requirement for own funds and eligible liabilities (MREL)

Applying the Bank of England’s MREL policy to current minimum capital requirements, the Group’s indicative MREL requirement, excluding regulatory capital buffers, is as follows:

•                  From 2020, 2 times Pillar 1 plus Pillar 2A, equivalent to 20.7 per cent of risk-weighted assets

•                  From 2022, 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 25.4 per cent of risk-weighted assets

The Bank of England will review the calibration of MREL in 2020 before setting final end-state requirements to be met from 2022. This review will take into consideration any changes to the capital framework, including the finalisation of Basel III.

During the first half of 2019, the Group issued £1.4 billion (sterling equivalent as at 30 June 2019) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL. Combined with previous issuances made over the last three years the Group remains comfortably positioned to meet MREL requirements from 2020 and, as at 30 June 2019, had a transitional MREL ratio of 32.2 per cent of risk-weighted assets.

An analysis of the Group’s current transitional MREL position is provided in the table below.

	Transitional
	At 30 June	At 31 Dec
	2019	2018
	£m	£m

Total capital resources (transitional basis)	44,708	47,234
Ineligible AT1 and tier 2 instruments(1)	(768)	(613)
Senior unsecured securities issued by Lloyds Banking Group plc	22,475	20,213
Total MREL(2)	66,415	66,834

Risk-weighted assets	206,520	206,366

MREL ratio(3)	32.2%	32.4%

(1)	Instruments with less than one year to maturity or governed under non-EEA law without a contractual bail-in clause.
(2)

Until 2022, externally issued regulatory capital in operating entities can count towards the Group’s MREL to the extent that such capital would count towards the Group’s consolidated capital resources.

(3)

The MREL ratio is 32.2 per cent on an adjusted basis upon recognition of the dividend paid up by the Insurance business in July 2019 in relation to its 2019 interim earnings (31 December 2018: 32.6 per cent adjusted).

Risk-weighted assets

	At 30 June	At 31 Dec
	2019	2018
	£m	£m
Foundation Internal Ratings Based (IRB) Approach	56,352	60,555
Retail IRB Approach	62,219	59,522
Other IRB Approach	18,223	15,666
IRB Approach	136,794	135,743
Standardised (STA) Approach	25,582	25,757
Credit risk	162,376	161,500
Counterparty credit risk	5,688	5,718
Contributions to the default funds of central counterparties	278	830
Credit valuation adjustment risk	673	702
Operational risk	25,161	25,505
Market risk	2,228	2,085
Underlying risk-weighted assets	196,404	196,340
Threshold risk-weighted assets(1)	10,116	10,026
Total risk-weighted assets	206,520	206,366

(1)

Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

Risk-weighted assets movement by key driver

	Credit risk	Credit risk	Credit risk	Counterparty	Market	Operational
	IRB	STA	total(2)	credit risk(3)	risk	risk	Total
	£m	£m	£m	£m	£m	£m	£m
Total risk-weighted assets as at 31 December 2018							206,366
Less threshold risk-weighted assets(1)							10,026
Risk-weighted assets as at 31 December 2018	135,743	25,757	161,500	7,250	2,085	25,505	196,340
Asset size	(919)	513	(406)	(133)	(110)	—	(649)
Asset quality	613	(153)	460	(93)	—	—	367
Model updates	1,747	—	1,747	—	(117)	—	1,630
Methodology and policy	(412)	(525)	(937)	(276)	4	—	(1,209)
Acquisitions and disposals	—	—	—	—	—	—	—
Movements in risk levels (market risk only)	—	—	—	—	366	—	366
Foreign exchange movements	22	(10)	12	(109)	—	—	(97)
Other	—	—	—	—	—	(344)	(344)
Risk-weighted assets as at 30 June 2019	136,794	25,582	162,376	6,639	2,228	25,161	196,404
Threshold risk-weighted assets(1)							10,116
Total risk-weighted assets as at 30 June 2019							206,520

(1)

Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk- weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investments in the Group’s Insurance business.

(2)	Credit risk includes securitisation risk-weighted assets.
(3)	Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.

The risk-weighted assets movement table provides analysis of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.

Credit risk, risk-weighted assets:

•             Asset size includes changes in book size (both drawn and undrawn balances) and composition, excluding acquisitions and disposals

•             Asset quality increases in risk-weighted assets of £0.5 billion are a result of movements due to changes in borrower risk, including changes in the economic environment

•             The model update increase of £1.7 billion principally relates to retail mortgage models

•             Methodology and policy decreases of £0.9 billion are principally a result of securitisation activity partly offset by the introduction of IFRS 16

Counterparty credit risk: risk-weighted assets decreased by £0.6 billion, largely driven by reduced contributions to default funds and yield curve movements.

Market risk, risk-weighted assets: an increase of £0.1 billion due to various small risk and model changes

Operational risk, risk-weighted assets: decreased by £0.3 billion following the actualisation of calculation inputs.

Leverage ratio

The Group is subject to the following minimum requirements under the UK Leverage Ratio Framework:

•                  A minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure

•                  A countercyclical leverage buffer (CCLB) of 0.3 per cent of the total leverage exposure measure

•                  An additional leverage ratio buffer (ALRB), equivalent to 0.6 per cent of the total leverage exposure measure at Group level, which will apply from 1 August 2019. The ALRB is 35 per cent of the systemic risk buffer

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement and the entirety of any buffers that may apply must be met with CET1 capital.

Analysis of leverage movements

The Group’s fully loaded UK leverage ratio reduced to 5.1 per cent, primarily driven by the reduction in tier 1 capital. The leverage exposure measure increased by £4.9 billion during the period largely reflecting the increase in the SFT exposure measure, an increase in financial assets at fair value through other comprehensive income and the recognition of the right-of-use asset following the introduction of IFRS 16.

On an adjusted basis the UK leverage ratio reduced to 5.1 per cent from 5.6 per cent pro forma at 31 December 2018, reflecting the reduction in the adjusted fully loaded tier 1 capital position.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, reduced by £0.1 billion during the period.

The SFT exposure measure, representing SFT assets per the balance sheet net of deconsolidation and other SFT adjustments, increased by £1.2 billion during the period, largely reflecting an increase in volumes, partially offset through netting adjustments and a reduction in the counterparty credit risk add-on.

Off-balance sheet items increased by £0.2 billion during the period, primarily reflecting new residential mortgage offers placed, offset in part by a net reduction in corporate and securitisation financing facilities.

The average UK leverage ratio of 5.1 per cent over the quarter largely reflected the reduction in the tier 1 capital position following the redemption of an AT1 capital instrument and called in April.

The table below summarises the component parts of the Group’s leverage ratio.

	Fully loaded
	At 30 June	At 31 Dec
	2019	2018
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	28,767	30,167
Additional tier 1 capital	5,381	6,466
Total tier 1 capital	34,148	36,633

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	26,148	23,595
Securities financing transactions	72,508	69,301
Loans and advances and other assets	723,592	704,702
Total assets	822,248	797,598

Qualifying central bank claims	(53,288)	(50,105)

Deconsolidation adjustments(1)
Derivative financial instruments	(1,475)	(1,376)
Securities financing transactions	(452)	(487)
Loans and advances and other assets	(141,893)	(130,048)
Total deconsolidation adjustments	(143,820)	(131,911)

Derivatives adjustments
Adjustments for regulatory netting	(9,152)	(8,828)
Adjustments for cash collateral	(13,020)	(10,536)
Net written credit protection	485	539
Regulatory potential future exposure	18,544	18,250
Total derivatives adjustments	(3,143)	(575)

Securities financing transactions adjustments	(2,045)	40
Off-balance sheet items	56,622	56,393
Regulatory deductions and other adjustments	(8,367)	(8,163)

Total exposure measure(2)	668,207	663,277
Average exposure measure(3)	671,502	669,896

UK Leverage ratio(2),(5)	5.1%	5.5%
Average UK leverage ratio(3)	5.1%	5.5%

CRD IV exposure measure(4)	721,495	713,382
CRD IV leverage ratio(4)	4.7%	5.1%

(1)         Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, being primarily the Group’s Insurance business.

(2)         Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.

(3)         The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 April 2019 to 30 June 2019). The average of 5.1 per cent compares to 5.3 per cent at the start and 5.1 per cent at the end of the quarter.

(4)         Calculated in accordance with CRD IV rules which include central bank claims within the leverage exposure measure.

(5)         The UK leverage ratio is 5.1 per cent on an adjusted basis upon recognition of the dividend paid up by the Insurance business in July 2019 in relation to its 2019 interim earnings (31 December 2018: 5.6 per cent adjusted).

Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 30 June	At 1 Jan
	2019	2018

Common equity tier 1 (£m)	28,272	29,592
Transitional tier 1 (£m)	34,011	36,964
Transitional total capital (£m)	44,688	47,195
Total risk-weighted assets (£m)	206,789	206,614
Common equity tier 1 ratio (%)	13.7%	14.3%
Transitional tier 1 ratio (%)	16.4%	17.9%
Transitional total capital ratio (%)	21.6%	22.8%
UK leverage ratio exposure measure (£m)	667,712	663,182
UK leverage ratio (%)	5.0%	5.4%

The Group has opted to apply paragraph 4 of CRR Article 473a (the ‘transitional rules’) which allows for additional capital relief in respect of any post 1 January 2018 increase in Stage 1 and Stage 2 IFRS 9 expected credit loss provisions (net of regulatory expected losses) during the transition period. As at 30 June 2019 no additional capital relief has been recognised.

Stress testing

The Group undertakes a wide-ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme the Group conducted a macro-economic stress test of the four-year operating plan in the first quarter of the year.

The Group also participates in the UK-wide Annual Cyclical Scenario stress tests run by the Bank of England. In the 2018 Bank of England stress test the Group exceeded the capital and leverage hurdles after the application of management actions and was not required to take any action as a result of the test. The Group is currently participating in the 2019 Bank of England stress test and, having submitted its results at the end of June, is awaiting the Bank of England’s publication of the industry-wide results in the fourth quarter.

Regulatory capital developments

There continue to be a number of significant developments surrounding regulatory capital rules. These include PRA and EBA policy changes on mortgage risk-weighted asset modelling, EU revisions to the Capital Requirements Directive and Regulation that have resulted in the publications of CRD V and CRR 2, and the final Basel III reforms that were published in December 2017 and will introduce changes to the standardised and modelled approaches for certain risk types, including credit and operational risk, along with an aggregate output floor that is due to be implemented in full by 2027. The majority of these changes will be implemented over the coming years with the final Basel III reforms still subject to adoption via European and UK legislative processes, with the implementation of some areas, and associated Pillar 2 offsets, will be at the discretion of the PRA.

Half-year Pillar 3 disclosures

The Group will publish a condensed set of half-year Pillar 3 disclosures in August, prepared in accordance with the revised European Banking Authority (EBA) guidelines on Pillar 3 disclosure formats and frequency that were issued in December 2016.

A copy of the half-year Pillar 3 disclosures will be available to view from August at:

https://www.lloydsbankinggroup.com/investors/financial-performance/other-disclosures/

STATUTORY INFORMATION

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		Half-year to	Half-year to	Half-year to
		30 June	30 June	31 Dec
	Note	2019	2018(1)	2018(1)
		£m	£m	£m

Interest and similar income		8,399	8,032	8,317
Interest and similar expense		(3,760)	(2,025)	(928)
Net interest income		4,639	6,007	7,389
Fee and commission income		1,428	1,372	1,476
Fee and commission expense		(694)	(674)	(712)
Net fee and commission income	3	734	698	764
Net trading income		11,789	1,522	(5,398)
Insurance premium income		4,431	4,815	4,374
Other operating income		1,547	1,238	682
Other income		18,501	8,273	422
Total income		23,140	14,280	7,811
Insurance claims		(14,009)	(4,709)	1,244
Total income, net of insurance claims		9,131	9,571	9,055
Regulatory provisions		(793)	(807)	(543)
Other operating expenses		(4,862)	(5,191)	(5,188)
Total operating expenses	4	(5,655)	(5,998)	(5,731)
Trading surplus		3,476	3,573	3,324
Impairment	5	(579)	(456)	(481)
Profit before tax		2,897	3,117	2,843
Tax expense	6	(672)	(800)	(654)
Profit for the period		2,225	2,317	2,189

Profit attributable to ordinary shareholders		1,942	2,075	1,900
Profit attributable to other equity holders		251	205	228
Profit attributable to equity holders		2,193	2,280	2,128
Profit attributable to non-controlling interests		32	37	61
Profit for the period		2,225	2,317	2,189

Basic earnings per share	7	2.7p	2.9p	2.6p
Diluted earnings per share	7	2.7p	2.9p	2.6p

(1)         Restated, see note 1.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	2018(1)	2018(1)
	£m	£m	£m

Profit for the period	2,225	2,317	2,189
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(173)	908	(741)
Tax	44	(206)	159
	(129)	702	(582)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	1	(97)	—
Tax	12	22	—
	13	(75)	—
Gains and losses attributable to own credit risk:
Gains (losses) before tax	(303)	167	366
Tax	82	(45)	(99)
	(221)	122	267
Share of other comprehensive income of associates and joint ventures	—	—	8

Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(50)	110	(147)
Income statement transfers in respect of disposals	(177)	(203)	(72)
Tax	68	46	73
	(159)	(47)	(146)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	1,179	(223)	457
Net income statement transfers	(242)	(423)	(278)
Tax	(250)	182	(69)
	687	(464)	110
Currency translation differences (tax: nil)	1	5	(13)
Other comprehensive income for the period, net of tax	192	243	(356)
Total comprehensive income for the period	2,417	2,560	1,833

Total comprehensive income attributable to ordinary shareholders	2,134	2,318	1,544
Total comprehensive income attributable to other equity holders	251	205	228
Total comprehensive income attributable to equity holders	2,385	2,523	1,772
Total comprehensive income attributable to non-controlling interests	32	37	61
Total comprehensive income for the period	2,417	2,560	1,833

(1)   Restated, see note 1.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

		At 30 June	At 31 Dec
	Note	2019(1)	2018
		£m	£m

Assets
Cash and balances at central banks		57,290	54,663
Items in the course of collection from banks		693	647
Financial assets at fair value through profit or loss	8	155,108	158,529
Derivative financial instruments	9	26,148	23,595
Loans and advances to banks		8,374	6,283
Loans and advances to customers		495,138	484,858
Debt securities		5,434	5,238
Financial assets at amortised cost	10	508,946	496,379
Financial assets at fair value through other comprehensive income		27,078	24,815
Goodwill		2,314	2,310
Value of in-force business		5,326	4,762
Other intangible assets		3,615	3,347
Property, plant and equipment		13,646	12,300
Current tax recoverable		6	5
Deferred tax assets		2,401	2,453
Retirement benefit assets	13	1,509	1,267
Other assets		18,168	12,526
Total assets		822,248	797,598

(1)         Reflects the implementation of IFRS 16, see note 1.

CONSOLIDATED BALANCE SHEET (UNAUDITED) (continued)

		At 30 June	At 31 Dec
	Note	2019(1)	2018
		£m	£m
Equity and liabilities
Liabilities
Deposits from banks		34,777	30,320
Customer deposits		421,692	418,066
Items in course of transmission to banks		499	636
Financial liabilities at fair value through profit or loss		24,754	30,547
Derivative financial instruments	9	23,026	21,373
Notes in circulation		1,042	1,104
Debt securities in issue	12	97,815	91,168
Liabilities arising from insurance contracts and participating investment contracts		107,409	98,874
Liabilities arising from non-participating investment contracts		14,706	13,853
Other liabilities		26,124	19,633
Retirement benefit obligations	13	250	245
Current tax liabilities		383	377
Deferred tax liabilities		49	—
Other provisions	17	2,858	3,547
Subordinated liabilities	14	17,809	17,656
Total liabilities		773,193	747,399
Equity and liabilities

Equity
Share capital	15	7,076	7,116
Share premium account		17,739	17,719
Other reserves		13,864	13,210
Retained profits		4,769	5,389
Shareholders’ equity		43,448	43,434
Other equity instruments	16	5,406	6,491
Total equity excluding non-controlling interests		48,854	49,925
Non-controlling interests		201	274
Total equity		49,055	50,199
Total equity and liabilities		822,248	797,598

(1)         Reflects the implementation of IFRS 16, see note 1.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity shareholders
	Share
	capital				Other	Non -
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2019	24,835	13,210	5,389	43,434	6,491	274	50,199
Comprehensive income
Profit for the period	—	—	2,193	2,193	—	32	2,225
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(129)	(129)	—	—	(129)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(159)	—	(159)	—	—	(159)
Equity shares	—	13	—	13	—	—	13
Gains and losses attributable to own credit risk, net of tax	—	—	(221)	(221)	—	—	(221)
Movements in cash flow hedging reserve, net of tax	—	687	—	687	—	—	687
Currency translation differences (tax: £nil)	—	1	—	1	—	—	1
Total other comprehensive income	—	542	(350)	192	—	—	192
Total comprehensive income	—	542	1,843	2,385	—	32	2,417
Transactions with owners
Dividends	—	—	(1,523)	(1,523)	—	(91)	(1,614)
Distributions on other equity instruments	—	—	(251)	(251)	—	—	(251)
Issue of ordinary shares	90	—	—	90	—	—	90
Share buyback	(113)	113	(879)	(879)	—	—	(879)
Redemption of preference shares	3	(3)	—	—	—	—	—
Issue of other equity instruments	—	—	(1)	(1)	396	—	395
Redemption of other equity instruments	—	—	—	—	(1,481)	—	(1,481)
Movement in treasury shares	—	—	71	71	—	—	71
Value of employee services:
Share option schemes	—	—	34	34	—	—	34
Other employee award schemes	—	—	88	88	—	—	88
Changes in non-controlling interests	—	—	—	—	—	(14)	(14)
Total transactions with owners	(20)	110	(2,461)	(2,371)	(1,085)	(105)	(3,561)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	2	(2)	—	—	—	—
Balance at 30 June 2019	24,815	13,864	4,769	43,448	5,406	201	49,055

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity shareholders
	Share
	capital				Other	Non -
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2018	24,831	13,553	3,976	42,360	5,355	237	47,952
Comprehensive income
Profit for the period(1)	—	—	2,280	2,280	—	37	2,317
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	702	702	—	—	702
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(47)	—	(47)	—	—	(47)
Equity shares	—	(75)	—	(75)	—	—	(75)
Gains and losses attributable to own credit risk, net of tax	—	—	122	122	—	—	122
Movements in cash flow hedging reserve, net of tax	—	(464)	—	(464)	—	—	(464)
Currency translation differences (tax: £nil)	—	5	—	5	—	—	5
Total other comprehensive income	—	(581)	824	243	—	—	243
Total comprehensive income	—	(581)	3,104	2,523	—	37	2,560
Transactions with owners
Dividends	—	—	(1,475)	(1,475)	—	(26)	(1,501)
Distributions on other equity instruments(1)	—	—	(205)	(205)	—	—	(205)
Issue of ordinary shares	142	—	—	142	—	—	142
Share buyback	(72)	72	(565)	(565)	—	—	(565)
Movement in treasury shares	—	—	35	35	—	—	35
Value of employee services:
Share option schemes	—	—	21	21	—	—	21
Other employee award schemes	—	—	104	104	—	—	104
Total transactions with owners	70	72	(2,085)	(1,943)	—	(26)	(1,969)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	141	(141)	—	—	—	—
Balance at 30 June 2018	24,901	13,185	4,854	42,940	5,355	248	48,543

(1)         Restated, see note 1.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity shareholders
	Share
	capital				Other	Non -
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 July 2018	24,901	13,185	4,854	42,940	5,355	248	48,543
Comprehensive income
Profit for the period(1)	—	—	2,128	2,128	—	61	2,189
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(582)	(582)	—	—	(582)
Share of other comprehensive income of associates and joint ventures	—	—	8	8	—	—	8
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(146)	—	(146)	—	—	(146)
Equity shares	—	—	—	—	—	—	—
Gains and losses attributable to own credit risk, net of tax	—	—	267	267	—	—	267
Movements in cash flow hedging reserve, net of tax	—	110	—	110	—	—	110
Currency translation differences (tax: £nil)	—	(13)	—	(13)	—	—	(13)
Total other comprehensive income	—	(49)	(307)	(356)	—	—	(356)
Total comprehensive income	—	(49)	1,821	1,772	—	61	1,833
Transactions with owners
Dividends	—	—	(765)	(765)	—	(35)	(800)
Distributions on other equity instruments(1)	—	—	(228)	(228)	—	—	(228)
Issue of ordinary shares	20	—	—	20	—	—	20
Share buyback	(86)	86	(440)	(440)	—	—	(440)
Issue of other equity instruments	—	—	(5)	(5)	1,136	—	1,131
Movement in treasury shares	—	—	5	5	—	—	5
Value of employee services:
Share option schemes	—	—	32	32	—	—	32
Other employee award schemes	—	—	103	103	—	—	103
Total transactions with owners	(66)	86	(1,298)	(1,278)	1,136	(35)	(177)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(12)	12	—	—	—	—
Balance at 31 December 2018	24,835	13,210	5,389	43,434	6,491	274	50,199

(1)   Restated, see note 1.

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	2018	2018
	£m	£m	£m

Profit before tax	2,897	3,117	2,843
Adjustments for:
Change in operating assets	(16,318)	(19,056)	14,584
Change in operating liabilities	15,630	19,461	(28,134)
Non-cash and other items	10,060	1,204	(4,096)
Tax paid	(557)	(527)	(503)
Net cash provided by (used in) operating activities	11,712	4,199	(15,306)
Cash flows from investing activities
Purchase of financial assets	(8,618)	(6,050)	(6,607)
Proceeds from sale and maturity of financial assets	6,574	14,856	11,950
Purchase of fixed assets	(1,866)	(1,807)	(1,707)
Proceeds from sale of fixed assets	676	643	691
Acquisition of businesses, net of cash acquired	(6)	(37)	(12)
Disposal of businesses, net of cash disposed	—	1	—
Net cash provided by investing activities	(3,240)	7,606	4,315
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,523)	(1,475)	(765)
Distributions on other equity instruments	(251)	(205)	(228)
Dividends paid to non-controlling interests	(91)	(26)	(35)
Interest paid on subordinated liabilities	(666)	(780)	(488)
Proceeds from issue of subordinated liabilities	—	1,729	—
Proceeds from issue of other equity instruments	395	—	1,131
Proceeds from issue of ordinary shares	20	85	17
Share buyback	(694)	(470)	(535)
Repayment of subordinated liabilities	(515)	(1,612)	(644)
Redemption of other equity instruments	(1,481)	—	—
Net cash used in financing activities	(4,806)	(2,754)	(1,547)
Effects of exchange rate changes on cash and cash equivalents	—	1	2
Change in cash and cash equivalents	3,666	9,052	(12,536)
Cash and cash equivalents at beginning of period	55,224	58,708	67,760
Cash and cash equivalents at end of period	58,890	67,760	55,224

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 30 June 2019 is £29 million (30 June 2018: £89 million; 31 December 2018: £40 million) held within the Group’s life funds, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.                            Accounting policies, presentation and estimates

These condensed consolidated interim financial statements as at and for the period to 30 June 2019 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2018 which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The 2018 Annual Report on Form 20-F is available on the Group’s website.

The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2018 Annual Report on Form 20-F.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated interim financial statements. In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Risk management: Principal risks and uncertainties on page 15.

Except as noted below, the accounting policies are consistent with those applied by the Group in its 2018 Annual Report on Form 20-F.

Changes in accounting policy

The Group adopted IFRS 16 Leases from 1 January 2019. IFRS 16 replaces IAS 17 Leases and addresses the classification and measurement of all leases. The Group’s accounting as a lessor under IFRS 16 is substantially unchanged from its approach under IAS 17; however for lessee accounting there is no longer a distinction between finance and operating leases.

As lessee, under IFRS 16, in respect of leased properties previously accounted for as operating leases the Group now recognises a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate. Lease payments are allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. Payments associated with leases with a lease term of 12 months or less and leases of low-value assets are recognised as an expense in profit or loss on a straight-line basis.

Details of the impact of adoption of IFRS 16 are provided in note 22.

The Group has also implemented the amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously taken directly to retained profits, is now reported within tax expense in the income statement. Comparatives have been restated. Adoption of these amendments to IAS 12 has resulted in a reduction in tax expense and an increase in profit for the period in the half-year to 30 June 2019 of £60 million (half-year to 30 June 2018: £50 million). There is no impact on total shareholders’ equity or on earnings per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.                            Accounting policies, presentation and estimates (continued)

Future accounting developments

Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2019 and which have not been applied in preparing these financial statements are set out in note 23.

Related party transactions

The Group has had no material or unusual related party transactions during the six months to 30 June 2019. Related party transactions for the six months to 30 June 2019, including those with directors, are similar in nature to those for the year ended 31 December 2018. Full details of the Group’s related party transactions for the year to 31 December 2018 can be found in the Group’s 2018 Annual Report and Accounts.

Critical accounting estimates and judgements

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group’s significant judgements, estimates and assumptions are unchanged compared to those applied at 31 December 2018, except as detailed below.

Allowance for impairment losses

At 30 June 2019 the Group’s allowance for expected credit losses (ECL) was £3,511 million (31 December 2018: £3,362 million), of which £3,338 million (31 December 2018: £3,169 million) was in respect of drawn balances.

The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. The approach to generating the economic scenarios used in the calculation of the Group’s ECL allowances is little changed since 31 December 2018. The central scenario reflects the Group’s updated base case assumptions used for medium-term planning purposes. Additional model-generated upside, downside and severe downside scenarios are identified to represent a typical scenario from specified points along an estimated loss distribution, with the scenario weightings unchanged since 31 December 2018. The key UK economic assumptions made by the Group as at 30 June 2019 averaged over a five year period are shown below.

Economic assumptions

	Base case	Upside	Downside	Severe downside
	%	%	%	%

Scenario weighting	30	30	30	10

At 30 June 2019
Bank of England base rate	1.25	2.05	0.49	0.11
Unemployment rate	4.3	3.8	5.7	7.0
House price growth	1.5	5.2	(2.3)	(7.4)
Commercial real estate price growth	(0.2)	1.6	(4.9)	(9.5)

At 31 December 2018
Bank of England base rate	1.25	2.34	1.30	0.71
Unemployment rate	4.5	3.9	5.3	6.9
House price growth	2.5	6.1	(4.8)	(7.5)
Commercial real estate price growth	0.4	5.3	(4.7)	(6.4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Economic assumptions — start to peak

	Base case	Upside	Downside	Severe downside
	%	%	%	%
At 30 June 2019
Bank of England base rate	1.75	2.70	0.75	0.75
Unemployment rate	4.7	4.5	7.0	8.1
House price growth	7.3	28.8	(1.6)	(2.2)
Commercial real estate price growth	(0.6)	8.4	(1.0)	(1.6)

At 31 December 2018
Bank of England base rate	1.75	4.00	1.75	1.25
Unemployment rate	4.8	4.3	6.3	8.6
House price growth	13.7	34.9	0.6	(1.6)
Commercial real estate price growth	0.1	26.9	(0.5)	(0.5)

Economic assumptions — start to trough

	Base case	Upside	Downside	Severe downside
	%	%	%	%
At 30 June 2019
Bank of England base rate	0.75	0.75	0.31	0.01
Unemployment rate	3.8	3.4	3.8	3.9
House price growth	(1.1)	(0.5)	(12.0)	(33.2)
Commercial real estate price growth	(1.5)	0.0	(23.8)	(40.7)

At 31 December 2018
Bank of England base rate	0.75	0.75	0.75	0.25
Unemployment rate	4.1	3.5	4.3	4.2
House price growth	0.4	2.3	(26.5)	(33.5)
Commercial real estate price growth	(0.1)	0.0	(23.8)	(33.8)

The Group’s base-case economic scenario has changed little over the year and reflects a broadly stable outlook for the economy. Although there remains considerable uncertainty about the economic consequences of the UK’s planned exit from the European Union, the Group considers that at this stage the range of possible outcomes is adequately reflected in its choice and weighting of scenarios. The effect of the revised economic assumptions has been to increase the ECL allowance by £50 million.

Impact of forward looking information

As a result of applying the assumptions set out above, the extent to which a higher ECL allowance has been recognised is shown below:

		Probability
	Base case	-weighted	Difference
	£m	£m	£m
UK mortgages	501	619	118
Other Retail	1,365	1,386	21
Commercial	1,376	1,433	57
Other	73	73	-
At 30 June 2019	3,315	3,511	196
At 31 December 2018	3,100	3,362	262

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.                           Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of certain asset sales, volatile items, the insurance grossing adjustment, liability management, restructuring, payment protection insurance provisions, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

During the half-year to 30 June 2019, the Group transferred Cardnet, its card payment acceptance service, from Retail into Commercial Banking and also transferred certain equity business from Commercial Banking into Central items. Comparatives have been restated accordingly.

The Group’s activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2018, neither has there been any change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2018.

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
Half-year to 30 June 2019	income	claims	claims	before tax	revenue	revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,366	1,007	5,373	1,983	6,501	(1,128)
Commercial Banking	1,460	733	2,193	992	1,770	423
Insurance and Wealth	58	1,183	1,241	677	939	302
Other	261	227	488	542	85	403
Group	6,145	3,150	9,295	4,194	9,295	—
Reconciling items:
Insurance grossing adjustment	(1,303)	1,418	115	—
Market volatility and asset sales	(87)	(22)	(109)	(296)
Amortisation of purchased intangibles	—	—	—	(34)
Restructuring costs	—	(48)	(48)	(182)
Fair value unwind and other items	(116)	(6)	(122)	(135)
Payment protection insurance provision	—	—	—	(650)
Group — IFRS basis	4,639	4,492	9,131	2,897

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.                           Segmental analysis (continued)

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
Half-year to 30 June 2018(1)	income	claims	claims	before tax	revenue	revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,511	1,052	5,563	2,134	6,399	(836)
Commercial Banking	1,501	842	2,343	1,181	1,818	525
Insurance and Wealth	60	979	1,039	480	1,202	(163)
Other	272	251	523	439	49	474
Group	6,344	3,124	9,468	4,234	9,468	—
Reconciling items:
Insurance grossing adjustment	(244)	321	77	—
Market volatility and asset sales	54	128	182	34
Amortisation of purchased intangibles	—	—	—	(53)
Restructuring costs	—	—	—	(377)
Fair value unwind and other items	(147)	(9)	(156)	(171)
Payment protection insurance provision	—	—	—	(550)
Group — IFRS basis	6,007	3,564	9,571	3,117

(1)   Restated, see page 53

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
Half-year to 31 December 2018(1)	income	claims	claims	before tax	revenue	revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,549	1,045	5,594	2,077	6,623	(1,029)
Commercial Banking	1,512	828	2,340	1,002	3,071	(731)
Insurance and Wealth	63	886	949	447	693	256
Other	246	127	373	306	(1,130)	1,504
Group	6,370	2,886	9,256	3,832	9,257	—
Reconciling items:
Insurance grossing adjustment	1,078	(994)	84	—
Market volatility and asset sales	73	(171)	(98)	(84)
Amortisation of purchased intangibles	—	—	—	(55)
Restructuring costs	—	(54)	(54)	(502)
Fair value unwind and other items	(132)	(1)	(133)	(148)
Payment protection insurance provision	—	—	—	(200)
Group — IFRS basis	7,389	1,666	9,055	2,843

(1)   Restated, see page 53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.                           Segmental analysis (continued)

	Segment external		Segment customer		Segment external
	assets		deposits		liabilities
	At 30 June	At 31 Dec	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2019	2018	2019	2018	2019	2018
	£m	£m	£m	£m	£m	£m

Retail	346,979	349,412	252,400	252,808	259,387	259,778
Commercial Banking	158,234	165,030	150,553	148,635	191,275	191,687
Insurance and Wealth	151,165	140,487	13,832	14,063	158,259	147,673
Other	165,870	142,669	4,907	2,560	164,272	148,261
Total Group	822,248	797,598	421,692	418,066	773,193	747,399

3.                           Net fee and commission income

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	2018	2018
	£m	£m	£m
Fee and commission income:
Current accounts	325	315	335
Credit and debit card fees	469	487	506
Commercial banking and treasury fees	138	152	153
Unit trust and insurance broking	114	105	116
Private banking and asset management	46	49	48
Factoring	53	39	44
Other	283	225	274
Total fee and commission income	1,428	1,372	1,476
Fee and commission expense	(694)	(674)	(712)
Net fee and commission income	734	698	764

Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking; and private banking, unit trust, insurance broking and asset management fees arise in Insurance and Wealth.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.                            Operating expenses

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	2018	2018
	£m	£m	£m
Administrative expenses
Salaries and social security costs	1,627	1,663	1,671
Pensions and other post-retirement benefit schemes (note 13)	280	405	300
Restructuring and other staff costs	250	444	279
	2,157	2,512	2,250
Premises and equipment	242	367	362
Other expenses:
IT, data processing and communications	535	563	558
UK bank levy	—	—	225
Operations, marketing and other	626	534	603
	1,161	1,097	1,386
	3,560	3,976	3,998
Depreciation and amortisation	1,302	1,215	1,190
Total operating expenses, excluding regulatory provisions	4,862	5,191	5,188
Regulatory provisions (note 17):
Payment protection insurance provision	650	550	200
Other regulatory provisions	143	257	343
	793	807	543
Total operating expenses	5,655	5,998	5,731

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.                            Impairment

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	2018	2018
	£m	£m	£m

Impact of transfers between stages	379	342	133
Other changes in credit quality	223	242	283
Additions (repayments)	(64)	(70)	(20)
Methodology changes	16	(61)	41
Model changes	27	—	—
Other items	(2)	(7)	44
	200	104	348
Total impairment charge	579	456	481

In respect of:
Loans and advances to banks	1	—	1
Loans and advances to customers	598	470	552
Debt securities	—	—	—
Financial assets at amortised cost	599	470	553
Other assets	—	—	1
Impairment charge on drawn balances	599	470	554
Loan commitments and financial guarantees	(19)	(15)	(58)
Financial assets at fair value through other comprehensive income	(1)	1	(15)
Total impairment charge	579	456	481

The Group’s impairment charge comprises the following:

Transfers between stages

The net impact on the impairment charge of transfers between stages.

Other changes in credit quality

Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer credit quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge of write-offs and recoveries, where the related loss allowances are reassessed to reflect ultimate realisable or recoverable value.

Additions (repayments)

Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of allowances as a result of repayments of outstanding balances.

Methodology changes

Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs (risk parameters) or to the underlying assumptions.

Model changes

The impact on the impairment charge of changing the models used to calculate expected credit losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.                            Taxation

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2019 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	2018(1)	2018(1)
	£m	£m	£m

Profit before tax	2,897	3,117	2,843
UK corporation tax thereon at 19 per cent (2018:19 per cent)	(550)	(592)	(540)
Impact of surcharge on banking profits	(221)	(175)	(234)
Non-deductible costs: conduct charges	(103)	(92)	(9)
Non-deductible costs: bank levy	—	—	(43)
Other non-deductible costs	(39)	(44)	(46)
Non-taxable income	45	51	36
Tax relief on coupons on other equity instruments	47	39	44
Tax-exempt gains on disposals	10	38	86
(Derecognition) recognition of losses that arose in prior years	12	(10)	1
Remeasurement of deferred tax due to rate changes	14	10	22
Differences in overseas tax rates	(15)	3	3
Policyholder tax	(38)	(36)	(26)
Policyholder deferred tax asset in respect of life assurance expenses	—	—	73
Adjustments in respect of prior years	166	8	(21)
Tax expense	(672)	(800)	(654)

(1) Restated, see note 1.

7.                            Earnings per share

	Half-year to		Half-year to		Half-year to
	30 June		30 June		31 Dec
	2019		2018(1)		2018(1)

Profit attributable to ordinary shareholders — basic and diluted (£m)	1,942		2,075		1,900

(1) Restated, see note 1.

Weighted average number of ordinary shares in issue — basic (m)	71,053		72,025		71,257
Adjustment for share options and awards (m)	663		670		612
Weighted average number of ordinary shares in issue — diluted (m)	71,716		72,695		71,869

Basic earnings per share	2.7	p	2.9	p	2.6	p
Diluted earnings per share	2.7	p	2.9	p	2.6	p

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.                            Financial assets at fair value through profit or loss

	At 30 June	At 31 Dec
	2019	2018
	£m	£m

Trading assets	23,867	35,246

Other financial assets at fair value through profit or loss:
Treasury and other bills	20	20
Loans and advances to customers	10,787	10,964
Loans and advances to banks	2,033	2,178
Debt securities	33,512	32,636
Equity shares	84,889	77,485
	131,241	123,283
Financial assets at fair value through profit or loss	155,108	158,529

Included in the above is £125,272 million (31 December 2018: £116,903 million) of assets relating to the insurance businesses.

9.                            Derivative financial instruments

	30 June 2019		31 December 2018
	Fair value	Fair value	Fair value	Fair value
	of assets	of liabilities	of assets	of liabilities
	£m	£m	£m	£m
Hedging
Derivatives designated as fair value hedges	949	223	950	216
Derivatives designated as cash flow hedges	598	965	613	892
	1,547	1,188	1,563	1,108
Trading
Exchange rate contracts	5,718	4,324	5,797	4,753
Interest rate contracts	18,560	16,653	15,747	14,632
Credit derivatives	64	137	99	181
Equity and other contracts	259	724	389	699
	24,601	21,838	22,032	20,265
Total recognised derivative assets/liabilities	26,148	23,026	23,595	21,373

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.                     Financial assets at amortised cost

Half-year to 30 June 2019

(A) Loans and advances to customers

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

At 1 January 2019	441,531	25,345	5,741	15,391	488,008
Exchange and other adjustments	24	(114)	160	194	264
Additions (repayments)	14,982	(2,815)	(149)	(999)	11,019
Transfers to Stage 1	5,432	(5,417)	(15)		—
Transfers to Stage 2	(12,982)	13,241	(259)		—
Transfers to Stage 3	(741)	(1,069)	1,810		—
	(8,291)	6,755	1,536		—
Recoveries			201	28	229
Financial assets that have been written off			(1,069)	—	(1,069)
At 30 June 2019	448,246	29,171	6,420	14,614	498,451
Allowance for impairment losses	(621)	(953)	(1,558)	(181)	(3,313)
Total loans and advances to customers	447,625	28,218	4,862	14,433	495,138

(B) Loans and advances to banks

At 1 January 2019	6,282	3	—	—	6,285
Exchange and other adjustments	(23)	(2)	—	—	(25)
Transfers to Stage 2	(10)	10	—	—	—
Additions (repayments)	2,113	4	—	—	2,117
At 30 June 2019	8,362	15	—	—	8,377
Allowance for impairment losses	(3)	—	—	—	(3)
Total loans and advances to banks	8,359	15	—	—	8,374

(C) Debt securities

At 1 January 2019	5,238	—	6	—	5,244
Exchange and other adjustments	(6)	—	—	—	(6)
Additions (repayments)	202	—	—	—	202
Assets which have been derecognised	—	—	(2)	-	(2)
Financial assets that have been written off			(1)	—	(1)
At 30 June 2019	5,434	—	3	—	5,437
Allowance for impairment losses	—	—	(3)	—	(3)
Total debt securities	5,434	—	—	—	5,434

Total financial assets at amortised cost	461,418	28,233	4,862	14,433	508,946

Exchange and other adjustments includes certain adjustments, prescribed by IFRS 9, in respect of purchased or originated credit-impaired financial assets

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.                     Financial assets at amortised cost (continued)

Year ended 31 December 2018

(A) Loans and advances to customers

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	Impaired	Total
	£m	£m	£m	£m	£m

At 1 January 2018	403,881	37,245	5,140	17,973	464,239
Exchange and other adjustments	958	32	—	—	990
Additions (repayments)	34,942	(2,187)	(2,074)	(2,609)	28,072
Transfers to Stage 1	19,524	(19,501)	(23)		—
Transfers to Stage 2	(15,743)	15,996	(253)		—
Transfers to Stage 3	(2,031)	(2,220)	4,251		—
	1,750	(5,725)	3,975		—
Recoveries	—	—	553	27	580
Disposal of businesses	—	(4,020)	(277)	—	(4,297)
Financial assets that have been written off			(1,576)	—	(1,576)
At 31 December 2018	441,531	25,345	5,741	15,391	488,008
Allowance for impairment losses	(525)	(994)	(1,553)	(78)	(3,150)
Total loans and advances to customers	441,006	24,351	4,188	15,313	484,858

(B) Loans and advances to banks

At 1 January 2018	4,245	2	—	—	4,247
Exchange and other adjustments	(29)	1	—	—	(28)
Additions (repayments)	2,066	—	—	—	2,066
At 31 December 2018	6,282	3	—	—	6,285
Allowance for impairment losses	(2)	—	—	—	(2)
Total loans and advances to banks	6,280	3	—	—	6,283

(C) Debt securities

At 1 January 2018	3,291	—	49	—	3,340
Exchange and other adjustments	77	—	(14)	—	63
Additions (repayments)	1,870	—	—	—	1,870
Financial assets that have been written off			(29)	—	(29)
At 31 December 2018	5,238	—	6	—	5,244
Allowance for impairment losses	—	—	(6)	—	(6)
Total debt securities	5,238	—	—	—	5,238

Total financial assets at amortised cost	452,524	24,354	4,188	15,313	496,379

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.                     Financial assets at amortised cost (continued)

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 30 June 2019, with the exception of those held within Purchased or originated credit-impaired, which are not transferrable. Net increase and decrease in balances comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before write-off.

Loans and advances to customers include advances securitised under the Group’s securitisation and covered bond programmes (see note 12).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.                     Allowance for impairment losses

				Purchased
				or
				originated
				credit-
Half-year to 30 June 2019	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m
In respect of drawn balances
At 1 January 2019	527	994	1,570	78	3,169
Exchange and other adjustments	5	(86)	324	195	438

Transfers to Stage 1	329	(323)	(6)		—
Transfers to Stage 2	(50)	86	(36)		—
Transfers to Stage 3	(7)	(36)	43		—
Impact of transfers between stages	(280)	373	276		369
	(8)	100	277		369
Other items charged to the income statement	100	(55)	305	(120)	230
Charge to the income statement (note 5)	92	45	582	(120)	599
Advances written off			(1,069)	—	(1,069)
Recoveries of advances written off in previous years			201	28	229
Discount unwind			(28)	—	(28)
At 30 June 2019	624	953	1,580	181	3,338

In respect of undrawn balances
At 1 January 2019	123	64	6	—	193
Exchange and other adjustments	—	(1)	—	—	(1)

Transfers to Stage 1	17	(17)	—		—
Transfers to Stage 2	(5)	5	—		—
Transfers to Stage 3	—	(2)	2		—
Impact of transfers between stages	(14)	25	(1)		10
	(2)	11	1		10
Other items charged to the income statement	(32)	5	(2)	—	(29)
Charge to the income statement	(34)	16	(1)	—	(19)
At 30 June 2019	89	79	5	—	173
Total allowance for impairment losses	713	1,032	1,585	181	3,511

In respect of:
Loans and advances to banks	3	—	—	—	3
Loans and advances to customers	621	953	1,558	181	3,313
Debt securities	—	—	3	—	3
Other assets	—	—	19	—	19
Drawn balances	624	953	1,580	181	3,338
Provisions in relation to loan commitments and financial guarantees	89	79	5	—	173
Total allowance for impairment losses	713	1,032	1,585	181	3,511
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	1	—	—	—	1

Exchange and other adjustments includes certain adjustments, prescribed by IFRS 9, in respect of purchased or originated credit-impaired financial assets

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.                     Allowance for impairment losses (continued)

				Purchased
				or
				originated
				credit-
Year ended 31 December 2018	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m
In respect of drawn balances
At 1 January 2018	590	1,147	1,491	32	3,260
Exchange and other adjustments	2	—	133	—	135

Transfers to Stage 1	304	(299)	(5)		—
Transfers to Stage 2	(46)	85	(39)		—
Transfers to Stage 3	(32)	(131)	163		—
Impact of transfers between stages	(233)	401	325		493
	(7)	56	444		493
Other items charged to the income statement	(58)	(107)	696	—	531
Charge to the income statement (note 5)	(65)	(51)	1,140	—	1,024
Advances written off			(1,605)	—	(1,605)
Disposal of businesses	—	(102)	(79)	—	(181)
Recoveries of advances written off in previous years			553	27	580
Discount unwind			(63)	19	(44)
At 31 December 2018	527	994	1,570	78	3,169

In respect of undrawn balances
At 1 January 2018	147	126	—	—	273
Exchange and other adjustments	(5)	(14)	12	—	(7)

Transfers to Stage 1	28	(28)	—		—
Transfers to Stage 2	(6)	6	—		—
Transfers to Stage 3	(2)	(5)	7		—
Impact of transfers between stages	(25)	22	(5)		(8)
	(5)	(5)	2		(8)
Other items charged to the income statement	(14)	(43)	(8)	—	(65)
Charge to the income statement	(19)	(48)	(6)	—	(73)
At 31 December 2018	123	64	6	—	193
Total allowance for impairment losses	650	1,058	1,576	78	3,362

In respect of:
Loans and advances to banks	2	—	—	—	2
Loans and advances to customers	525	994	1,553	78	3,150
Debt securities	—	—	6	—	6
Other assets	—	—	11	—	11
Drawn balances	527	994	1,570	78	3,169
Provisions in relation to loan commitments and financial guarantees	123	64	6	—	193
Total allowance for impairment losses	650	1,058	1,576	78	3,362
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	1	—	—	—	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.                     Allowance for impairment losses (continued)

The Group’s income statement charge comprises:

	Half-year to 30 June 2019	Year ended 31 Dec 2018
	£m	£m
Drawn balances	599	1,024
Undrawn balances	(19)	(73)
Financial assets at fair value through other comprehensive income	(1)	(14)
Total	579	937

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 30 June 2019, with the exception of those held within purchased or originated credit-impaired, which are not transferable. As assets are transferred between stages, the resulting change in expected credit loss of £361 million for drawn balances, and £10 million for undrawn balances, is presented separately in the stage in which the allowance is recognised at the end of the reporting period.

Net increase and decrease in balances comprise the movements in the expected credit loss as a result of new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before write-off. Consequently, recoveries on assets previously written-off will also occur in Stage 3 only.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.                     Debt securities in issue

	30 June 2019			31 December 2018
	At fair			At fair
	value			value
	through	At		through	At
	profit or	amortised		profit or	amortised
	loss	cost	Total	loss	cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	7,930	39,404	47,334	7,032	37,490	44,522
Covered bonds	—	30,479	30,479	—	28,194	28,194
Certificates of deposit	—	12,167	12,167	—	12,020	12,020
Securitisation notes	52	5,261	5,313	53	5,426	5,479
Commercial paper	—	10,504	10,504	—	8,038	8,038
	7,982	97,815	105,797	7,085	91,168	98,253

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes

At 30 June 2019, external parties held £5,313 million (31 December 2018: £5,479 million) and the Group’s subsidiaries held £30,139 million (31 December 2018: £31,701 million) of total securitisation notes in issue of £35,452 million (31 December 2018: £37,180 million). The notes are secured on loans and advances to customers and debt securities held at amortised cost amounting to £38,604 million (31 December 2018: £41,674 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet.

Covered bond programmes

At 30 June 2019, external parties held £30,479 million (31 December 2018: £28,194 million) and the Group’s subsidiaries held £700 million (31 December 2018: £700 million) of total covered bonds in issue of £31,179 million (31 December 2018: £28,894 million). The bonds are secured on certain loans and advances to customers amounting to £41,049 million (31 December 2018: £36,802 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group’s balance sheet.

Cash deposits of £4,049 million (31 December 2018: £4,102 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.                     Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June	At 31 Dec
	2019	2018
	£m	£m
Defined benefit pension schemes:
Fair value of scheme assets	45,763	42,238
Present value of funded obligations	(44,375)	(41,092)
Net pension scheme asset	1,388	1,146
Other post-retirement schemes	(129)	(124)
Net retirement benefit asset	1,259	1,022

Recognised on the balance sheet as:
Retirement benefit assets	1,509	1,267
Retirement benefit obligations	(250)	(245)
Net retirement benefit asset	1,259	1,022

The movement in the Group’s net post-retirement defined benefit scheme asset during the period was as follows:

£m

Asset at 1 January 2019	1,022
Exchange and other adjustments	11
Income statement charge	(139)
Employer contributions	538
Remeasurement	(173)
Asset at 30 June 2019	1,259

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	2018	2018
	£m	£m	£m

Defined benefit pension schemes	139	271	134
Defined contribution schemes	141	134	166
Total charge to the income statement (note 4)	280	405	300

The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 June	At 31 Dec
	2019	2018
	%	%

Discount rate	2.33	2.90
Rate of inflation:
Retail Prices Index	3.19	3.20
Consumer Price Index	2.14	2.15
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.73	2.73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.                     Subordinated liabilities

The Group’s subordinated liabilities are comprised as follows:

	At 30 June	At 31 Dec
	2019	2018
	£m	£m

Preference shares	919	803
Preferred securities	3,314	3,205
Undated subordinated liabilities	587	588
Dated subordinated liabilities	12,989	13,060
Total subordinated liabilities	17,809	17,656

15.                     Share capital

Movements in share capital during the period were as follows:

	Number
	of shares
	(million)	£m

Ordinary shares of 10p each
At 1 January 2019	71,164	7,116
Issued in the period(1)	725	73
Share buybacks	(1,125)	(113)
At period end	70,764	7,076

(1)         The ordinary shares issued in the period were in respect of employee share schemes.

On 20 February 2019 the Group announced the launch of a share buyback programme to repurchase up to £1.75 billion of its outstanding ordinary shares; the programme commenced on 1 March 2019. The Group entered into an agreement with Morgan Stanley & Co. International plc and UBS AG, London Branch (the joint brokers) to conduct the share buyback programme on its behalf and to make trading decisions under the programme independently of the Group. The joint brokers are purchasing the Group’s ordinary shares as principal and selling them to the Group in accordance with the terms of their engagement. The Group intends to cancel the shares that it purchases through the programme. By 30 June 2019, the Group had bought back and cancelled 1,125 million shares under the programme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.                     Other equity instruments

£m

At 1 January 2019	6,491
Redemption of Additional Tier 1 securities	(1,481)
Additional Tier 1 securities issued in the period:
US dollar notes ($500 million nominal)	396
At 30 June 2019	5,406

On 27 June 2019 the Group redeemed, at par, £1,481 million of Additional Tier 1 securities at their first call date.

During the half-year to 30 June 2019 the Group issued £396 million (US$500 million) of Additional Tier 1 (AT1) securities; issue costs of £1 million, net of tax, have been charged to retained profits.

The AT1 securities are Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with no fixed maturity or redemption date.

The principal terms of the AT1 securities are described below:

•             The securities rank behind the claims against Lloyds Banking Group plc of (a) unsubordinated creditors, (b) claims which are, or are expressed to be, subordinated to the claims of unsubordinated creditors of Lloyds Banking Group plc but not further or otherwise or (c) whose claims are, or are expressed to be, junior to the claims of other creditors of Lloyds Banking Group, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the AT1 Securities in a winding-up occurring prior to a conversion event being triggered.

•             The securities bear a fixed rate of interest until the first call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five year periods based on market rates.

•             Interest on the securities will be due and payable only at the sole discretion of Lloyds Banking Group plc, and Lloyds Banking Group plc may at any time elect to cancel any Interest Payment (or any part thereof) which would otherwise be payable on any Interest Payment Date. There are also certain restrictions on the payment of interest as specified in the terms.

•             The securities are undated and are repayable, at the option of Lloyds Banking Group plc, in whole at the first call date, or on any fifth anniversary after the first call date. In addition, the AT1 securities are repayable, at the option of Lloyds Banking Group plc, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA.

•             The securities convert into ordinary shares of Lloyds Banking Group plc, at a pre-determined price, should the fully loaded Common Equity Tier 1 ratio of the Group fall below 7.0 per cent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.                     Provisions for liabilities and charges

	Provisions	Payment	Other
	for	Protection	regulatory
	commitments	Insurance	provisions	Other	Total
	£m	£m	£m	£m	£m

Balance at 31 December 2018	193	1,524	861	969	3,547
Adjustment on implementation of IFRS 16	—	—	—	(97)	(97)
Exchange and other adjustments	(1)	32	—	1	32
Provisions applied	—	(992)	(412)	(204)	(1,608)
Charge for the period	(19)	650	143	210	984
At 30 June 2019	173	1,214	592	879	2,858

Payment protection insurance (excluding MBNA)

The Group increased the provision for PPI costs by a further £650 million in the half-year to 30 June 2019, of which £550 million was in the second quarter, bringing the total amount provided to £20,075 million.

The charge in the second quarter is largely driven by the significant increase in PPI information requests (PIRs) which is likely to lead to higher total complaints and associated administration costs. The Group has historically received around 70,000 PIRs per week, of which around 9,000 converted into a complaint. Through the second quarter, the number of PIRs received increased to around 150,000 per week and in recent weeks around 190,000 per week and the Group has assumed that PIRs remain at this elevated level until the industry deadline at the end of August 2019. At the same time, the quality of PIRs has deteriorated and the Group expects this to continue. While PIR and complaint volumes remain uncertain, the impact of these additional volumes is expected to generate around 200,000 extra complaints, increasing the total expected complaint volumes from 5.6 million to 5.8 million.

At 30 June 2019, a provision of £1,083 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £896 million during the six months to 30 June 2019.

Sensitivities

The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 54 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. A number of risks and uncertainties remain including with respect to future complaint volumes, however the potential impact of these risks has reduced due to the proximity of the industry deadline. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. These may also be impacted by any further regulatory changes, the final stage of the UK Financial Conduct Authority (FCA) media campaign and Claims Management Company and customer activity, and potential additional remediation arising from the continuous improvement of the Group’s operational practices.

Deloitte LLP has been appointed to assist the Official Receiver with the submission of PPI queries to providers to establish whether any mis-sold PPI redress is due to creditors of bankrupts’ estates. The Group has not made any provision in relation to this matter, which will remain under review.

For every additional 1,000 reactive complaints per week from July 2019 through to the industry deadline of the end of August 2019, the Group would expect an additional charge of approximately £20 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Payment protection insurance (MBNA)

As announced in December 2016, the Group’s exposure is capped at £240 million, which is already provided for, through an indemnity received from Bank of America. MBNA increased its PPI provision by £32 million in the half-year to 30 June 2019 but the Group’s exposure continues to remain capped at £240 million under the arrangement with Bank of America, notwithstanding this increase by MBNA.

Other provisions for legal actions and regulatory matters

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the six months to 30 June 2019 the Group charged a further £143 million in respect of legal actions and other regulatory matters, and the unutilised balance at 30 June 2019 was £592 million (31 December 2018: £861 million). The most significant items are as follows.

Arrears handling related activities

The Group has provided an additional £55 million in the half-year to 30 June 2019 for the costs of identifying and rectifying certain arrears management fees and activities, taking the total provided to date to £848 million. The Group has put in place a number of actions to improve its handling of customers in these areas and has made good progress in reimbursing arrears fees to impacted customers.

Packaged bank accounts

The Group had provided a total of £795 million up to 31 December 2018 in respect of complaints relating to alleged mis-selling of packaged bank accounts, with no further amounts provided during the six months to 30 June 2019. A number of risks and uncertainties remain particularly with respect to future volumes.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers received from customers in Austria and Italy. The industry-wide issue regarding notification of contractual ‘cooling off’ periods continued to lead to an increasing number of claims in 2016 and 2017 levelling out in 2018 and into 2019. Up to 31 December 2018 the Group had provided a total of £639 million, with no further amounts provided in 2019. The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS Reading — customer review

The Group has now completed its compensation assessment for all 71 business customers within the customer review, with more than 98 per cent of these offers to individuals accepted. In total, more than £98 million has been offered of which £84 million has so far been accepted, in addition to £9 million for ex-gratia payments and £6 million for the re-imbursements of legal fees.

The review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Group in 2009. The Group provided a further £15 million in the year ended 31 December 2018 for customer settlements, raising the total amount provided to £115 million and is now nearing the end of the process of paying compensation to the victims of the fraud, including ex-gratia payments and re-imbursements of legal fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.                     Contingent liabilities and commitments

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing litigation (as described below) which involve card schemes such as Visa and Mastercard. However, the Group is a member / licensee of Visa and Mastercard and other card schemes:

•             Litigation brought by retailers continues in the English Courts against both Visa and Mastercard.

•             Litigation brought on behalf of UK consumers is also proceeding in the English Courts against Mastercard.

•             Any ultimate impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, previously in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

LIBOR and other trading rates

In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Swiss Competition Commission concluded its investigation against Lloyds in June 2019. The Group continues to cooperate with various other government and regulatory authorities, including a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims, have been dismissed by the US Federal Court for Southern District of New York (subject to appeals).

Certain Group companies are also named as defendants in (i) UK based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK shareholder litigation

In August 2014, the Group and a number of former directors were named as defendants in a claim by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. The defendants refute all claims made. A trial commenced in the English High Court on 18 October 2017 and concluded on 5 March 2018 with judgment to follow. It is currently not possible to determine the ultimate impact on the Group (if any).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.          Contingent liabilities and commitments (continued)

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £770 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £250 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Mortgage arrears handling activities

On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and the Group continues to cooperate with the FCA. It is not currently possible to make a reliable assessment of any liability that may result from the investigation including any financial penalty or public censure.

HBOS Reading - FCA investigation

The FCA’s investigation into the events surrounding the discovery of misconduct within the Reading-based Impaired Assets team of HBOS has concluded. The FCA issued a final notice on 21 June 2019 announcing that the Group had agreed to settle the matter and pay a fine of £45.5 million.

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.                     Contingent liabilities and commitments (continued)

Contingent liabilities and commitments arising from the banking business

	At 30 June	At 31 Dec
	2019	2018
	£m	£m

Contingent liabilities
Acceptances and endorsements	74	194
Other:
Other items serving as direct credit substitutes	1,042	632
Performance bonds and other transaction-related contingencies	2,462	2,425
	3,504	3,057
Total contingent liabilities	3,578	3,251

Commitments and guarantees
Documentary credits and other short-term trade-related transactions	1	1
Forward asset purchases and forward deposits placed	171	731

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	15,011	11,594
Other commitments and guarantees	84,322	85,060
	99,333	96,654
1 year or over original maturity	37,599	37,712
Total commitments and guarantees	137,104	135,098

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £67,814 million (31 December 2018: £64,884 million) was irrevocable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.                     Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 49 to the Group’s 2018 financial statements describes the definitions of the three levels in the fair value hierarchy.

Valuation control framework

Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios

Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.

Valuation methodology

For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s 2018 Annual Report and Accounts applied to these portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	30 June 2019		31 December 2018
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	£m	£m	£m	£m
Financial assets
Financial assets at fair value through profit or loss	155,108	155,108	158,529	158,529
Derivative financial instruments	26,148	26,148	23,595	23,595

Loans and advances to banks	8,374	8,363	6,283	6,286
Loans and advances to customers	495,138	496,768	484,858	484,660
Debt securities	5,434	5,427	5,238	5,244
Financial assets at amortised cost	508,946	510,558	496,379	496,190
Financial assets at fair value through other comprehensive income	27,078	27,078	24,815	24,815
Financial liabilities
Deposits from banks	34,777	34,761	30,320	30,322
Customer deposits	421,692	422,277	418,066	418,450
Financial liabilities at fair value through profit or loss	24,754	24,754	30,547	30,547
Derivative financial instruments	23,026	23,026	21,373	21,373
Debt securities in issue	97,815	100,102	91,168	93,233
Liabilities arising from non-participating investment contracts	14,706	14,706	13,853	13,853
Subordinated liabilities	17,809	20,200	17,656	19,564

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.                     Fair values of financial assets and liabilities (continued)

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Financial assets

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2019
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	14,907	11,042	25,949
Loans and advances to banks	—	3,082	—	3,082
Debt securities	17,931	21,459	1,778	41,168
Equity shares	82,833	13	2,043	84,889
Treasury and other bills	20	—	—	20
Total financial assets at fair value through profit or loss	100,784	39,461	14,863	155,108
Financial assets at fair value through other comprehensive income:
Debt securities	15,252	11,083	171	26,506
Equity shares	—	—	25	25
Treasury and other bills	547	—	—	547
Total financial assets at fair value through other comprehensive income	15,799	11,083	196	27,078
Derivative financial instruments	83	24,881	1,184	26,148
Total financial assets carried at fair value	116,666	75,425	16,243	208,334

At 31 December 2018
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	27,285	10,565	37,850
Loans and advances to banks	—	3,026	—	3,026
Debt securities	18,010	20,544	1,594	40,148
Equity shares	75,701	26	1,758	77,485
Treasury and other bills	20	—	—	20
Total financial assets at fair value through profit or loss	93,731	50,881	13,917	158,529
Financial assets at fair value through other comprehensive income:
Debt securities	18,879	5,366	246	24,491
Treasury and other bills	303	—	—	303
Equity shares	—	—	21	21
Total financial assets at fair value through other comprehensive income	19,182	5,366	267	24,815
Derivative financial instruments	93	22,575	927	23,595
Total financial assets carried at fair value	113,006	78,822	15,111	206,939

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.                     Fair values of financial assets and liabilities (continued)

Financial liabilities

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

At 30 June 2019
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	—	7,930	52	7,982
Trading liabilities	2,672	14,100	—	16,772
Total financial liabilities at fair value through profit or loss	2,672	22,030	52	24,754
Derivative financial instruments	274	21,479	1,273	23,026
Total financial liabilities carried at fair value	2,946	43,509	1,325	47,780

At 31 December 2018
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	—	7,085	11	7,096
Trading liabilities	1,464	21,987	—	23,451
Total financial liabilities at fair value through profit or loss	1,464	29,072	11	30,547
Derivative financial instruments	132	20,525	716	21,373
Total financial liabilities carried at fair value	1,596	49,597	727	51,920

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.                     Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio

The tables below analyse movements in the level 3 financial assets portfolio.

		Financial
	Financial	assets at		Total
	assets at	fair value		financial
	fair value	through other		assets
	through profit	comprehensive	Derivative	carried at
	or loss	income	assets	fair value
	£m	£m	£m	£m

At 1 January 2019	13,917	267	927	15,111
Exchange and other adjustments	3	1	—	4
Gains recognised in the income statement within other income	489	—	251	740
Gains (losses) recognised in other comprehensive income within the revaluation reserve in respect of financial assets carried at fair value through other comprehensive income	—	8	—	8
Purchases/ increases to customer loans	1,511	—	2	1,513
Sales/ repayments	(1,522)	(80)	(16)	(1,618)
Transfers into the level 3 portfolio	563	—	22	585
Transfers out of the level 3 portfolio	(98)	—	(2)	(100)
At 30 June 2019	14,863	196	1,184	16,243
Gains (losses) recognised in the income statement within other income relating to those assets held at 30 June 2019	189	—	285	474

		Financial
	Financial	assets held		Total
	assets at	at fair value		financial
	fair value	through other		assets
	through profit	comprehensive	Derivative	carried at
	or loss	income	assets	fair value
	£m	£m	£m	£m

At 1 January 2018	14,152	302	1,056	15,510
Exchange and other adjustments	3	(1)	—	2
Gains recognised in the income statement within other income	111	—	2	113
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets held at fair value through other comprehensive income	—	1	—	1
Purchases/ increases to customer loans	206	—	—	206
Sales/ repayments	(491)	(91)	(90)	(672)
Transfers into the level 3 portfolio	532	334	—	866
Transfers out of the level 3 portfolio	(320)	(193)	—	(513)
At 30 June 2018	14,193	352	968	15,513
Gains (losses) recognised in the income statement within other income relating to those assets held at 30 June 2018	160	—	2	162

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.                     Fair values of financial assets and liabilities (continued)

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2019	11	716	727
Exchange and other adjustments	—	—	—
Losses recognised in the income statement within other income	—	204	204
Additions	—	1	1
Redemptions	(1)	(12)	(13)
Transfers into the level 3 portfolio	53	364	417
Transfers out of the level 3 portfolio	(11)	—	(11)
At 30 June 2019	52	1,273	1,325
Losses recognised in the income statement within other income relating to those liabilities held at 30 June 2019	—	249	249

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2018	—	804	804
Exchange and other adjustments	—	—	—
Gains recognised in the income statement within other income	—	(30)	(30)
Additions	—	—	—
Redemptions	—	(2)	(2)
Transfers into the level 3 portfolio	10	—	10
Transfers out of the level 3 portfolio	—	—	—
At 30 June 2018	10	772	782
Gains recognised in the income statement within other income relating to those liabilities held at 30 June 2018	—	(30)	(30)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.                     Fair values of financial assets and liabilities (continued)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				At 30 June 2019
					Effect of reasonably
					possible alternative
					assumptions(1)
		Significant
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range(2)	value	changes	changes
				£m	£m	£m
Financial assets at fair value through profit or loss

Loans and advances to customers	Discounted cash flows	Gross interest rates, inferred spreads (bps)	76 bps / 208 bps	11,042	347	(406)

Equity and venture capital investments	Market approach	Earnings multiple	0.9 / 14.6	1,786	102	(96)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)(3)	n/a		524	51	(74)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)(3)	n/a		1,153	16	(40)
Other				358	47	(47)
				14,863
Financial assets at fair value through other comprehensive income				196
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility	7% / 121%	1,184	8	(4)
				1,184
Financial assets carried at fair value				16,243

Financial liabilities at fair value through profit or loss				52

Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility	7% / 121%	1,273	—	—
Financial liabilities carried at fair value				1,325

(1)        Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

(2)        The range represents the highest and lowest inputs used in the level 3 valuations.

(3)        Underlying asset/net asset values represent fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.                     Fair values of financial assets and liabilities (continued)

				At 31 December 2018
					Effect of reasonably
					possible alternative
					assumptions(1)
		Significant
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range(2)	value	changes	changes
				£m	£m	£m
Financial assets at fair value through profit or loss:
Loans and advances to customers	Discounted cash flows	Gross interest rates, inferred spreads (bps)	97bps / 208bps	10,565	380	(371)
Equity and venture capital investments	Market approach	Earnings multiple	0.9 / 14.6	1,657	54	(55)
	Underlying assets/net asset value (incl. property prices)(3)			523	48	(57)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices, broker quotes or discounted cash flows)(3)	n/a	n/a	898	2	(45)
Other				274	92	(21)
				13,917
Financial assets at fair value through other comprehensive income				267
Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest rate volatility	19% / 80%	927	7	(5)
				927
Financial assets carried at fair value				15,111
Financial liabilities at fair value through profit or loss				11
Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	19% / 80%	716	—	—
				716
Financial liabilities carried at fair value				727

(1)  Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

(2)  The range represents the highest and lowest inputs used in the level 3 valuations.

(3)  Underlying asset/net asset values represent fair value.

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2018 financial statements.

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in note 49 to the Group’s 2018 financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.                     Credit quality of loans and advances to banks and customers

Gross drawn exposures

					Purchased
					or
					originated
	PD				credit-
At 30 June 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	8,170	15	—	—	8,185
CMS 11-14	0.51-3.00%	192	—	—	—	192
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		8,362	15	—	—	8,377
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	252,238	13,585	—	—	265,823
RMS 7-9	4.51-14.00%	22	1,842	—	—	1,864
RMS 10	14.01-20.00%	—	421	—	—	421
RMS 11-13	20.01-99.99%	—	1,028	—	—	1,028
RMS 14	100.00%	—	—	1,543	14,614	16,157
		252,260	16,876	1,543	14,614	285,293
Retail — unsecured
RMS 1-6	0.00-4.50%	22,749	1,213	—	—	23,962
RMS 7-9	4.51-14.00%	1,782	738	—	—	2,520
RMS 10	14.01-20.00%	36	143	—	—	179
RMS 11-13	20.01-99.99%	11	545	—	—	556
RMS 14	100.00%	—	—	678	—	678
		24,578	2,639	678	—	27,895
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	14,013	881	—	—	14,894
RMS 7-9	4.51-14.00%	327	236	—	—	563
RMS 10	14.01-20.00%	—	93	—	—	93
RMS 11-13	20.01-99.99%	3	192	—	—	195
RMS 14	100.00%	—	—	137	—	137
		14,343	1,402	137	—	15,882
Retail - other
RMS 1-6	0.00-4.50%	8,252	370	—	—	8,622
RMS 7-9	4.51-14.00%	—	107	—	—	107
RMS 10	14.01-20.00%	—	10	—	—	10
RMS 11-13	20.01-99.99%	167	28	—	—	195
RMS 14	100.00%	—	—	132	—	132
		8,419	515	132	—	9,066
CMS 1-10	0.00-0.50%	1,538	275	—	—	1,813
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	29	—	29
		1,538	275	29	—	1,842
Total Retail		301,138	21,707	2,519	14,614	339,978

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.                     Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures (continued)

					Purchased
					or
					originated
	PD				credit-
At 30 June 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	68,151	344	—	—	68,495
CMS 11-14	0.51-3.00%	21,584	4,661	—	—	26,245
CMS 15-18	3.01-20.00%	598	2,334	—	—	2,932
CMS 19	20.01-99.99%	—	74	—	—	74
CMS 20-23	100%	—	—	3,777	—	3,777
		90,333	7,413	3,777	—	101,523
Other
RMS 1-6	0.00-4.50%	789	50	—	—	839
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	56	—	56
		789	50	56	—	895
CMS 1-10	0.00-0.50%	55,986	1	—	—	55,987
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	68	—	68
		55,986	1	68	—	56,055
Total loans and advances to customers		448,246	29,171	6,420	14,614	498,451

In respect of:
Retail		301,138	21,707	2,519	14,614	339,978
Commercial		90,333	7,413	3,777	—	101,523
Other		56,775	51	124	—	56,950
Total loans and advances to customers		448,246	29,171	6,420	14,614	498,451

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.                     Credit quality of loans and advances to banks and customers (continued)

Expected credit losses

					Purchased
					or
					originated
	PD				credit-
At 30 June 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	2	—	—	—	2
CMS 11-14	0.51-3.00%	1	—	—	—	1
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		3	—	—	—	3
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	37	168	—	—	205
RMS 7-9	4.51-14.00%	—	36	—	—	36
RMS 10	14.01-20.00%	—	15	—	—	15
RMS 11-13	20.01-99.99%	—	47	—	—	47
RMS 14	100.00%	—	—	134	181	315
		37	266	134	181	618
Retail — unsecured
RMS 1-6	0.00-4.50%	184	48	—	—	232
RMS 7-9	4.51-14.00%	70	76	—	—	146
RMS 10	14.01-20.00%	4	26	—	—	30
RMS 11-13	20.01-99.99%	3	180	—	—	183
RMS 14	100.00%	—	—	215	—	215
		261	330	215	—	806
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	187	19	—	—	206
RMS 7-9	4.51-14.00%	13	11	—	—	24
RMS 10	14.01-20.00%	—	9	—	—	9
RMS 11-13	20.01-99.99%	—	31	—	—	31
RMS 14	100.00%	—	—	77	—	77
		200	70	77	—	347
Retail - other
RMS 1-6	0.00-4.50%	6	8	—	—	14
RMS 7-9	4.51-14.00%	—	3	—	—	3
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	1	—	—	1
RMS 14	100.00%	—	—	46	—	46
		6	12	46	—	64
CMS 1-10	0.00-0.50%	20	19	—	—	39
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	6	—	6
		20	19	6	—	45
Total Retail		524	697	478	181	1,880

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.                     Credit quality of loans and advances to banks and customers (continued)

Expected credit losses (continued)

					Purchased
					or
					originated
	PD				credit-
At 30 June 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	35	1	—	—	36
CMS 11-14	0.51-3.00%	46	110	—	—	156
CMS 15-18	3.01-20.00%	3	135	—	—	138
CMS 19	20.01-99.99%	—	8	—	—	8
CMS 20-23	100%	—	—	1,046	—	1,046
		84	254	1,046	—	1,384
Other
RMS 1-6	0.00-4.50%	4	1	—	—	5
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	11	—	11
		4	1	11	—	16
CMS 1-10	0.00-0.50%	9	1	—	—	10
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	23	—	23
		9	1	23	—	33
Total loans and advances to customers		621	953	1,558	181	3,313

In respect of:
Retail		524	697	478	181	1,880
Commercial		84	254	1,046	—	1,384
Other		13	2	34	—	49
Total loans and advances to customers		621	953	1,558	181	3,313

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.                     Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures

					Purchased
					or
					originated
	PD				credit-
At 31 December 2018	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	6,177	3	—	—	6,180
CMS 11-14	0.51-3.00%	105	—	—	—	105
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		6,282	3	—	—	6,285
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	257,740	10,784	—	-	268,524
RMS 7-9	4.51-14.00%	57	1,709	—	-	1,766
RMS 10	14.01-20.00%	—	262	—	-	262
RMS 11-13	20.01-99.99%	—	899	—	-	899
RMS 14	100.00%	—	—	1,393	15,391	16,784
		257,797	13,654	1,393	15,391	288,235
Retail — unsecured
RMS 1-6	0.00-4.50%	22,363	1,079	—	—	23,442
RMS 7-9	4.51-14.00%	2,071	774	—	—	2,845
RMS 10	14.01-20.00%	72	167	—	—	239
RMS 11-13	20.01-99.99%	199	687	—	—	886
RMS 14	100.00%	—	—	703	—	703
		24,705	2,707	703	—	28,115
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	12,918	954	—	—	13,872
RMS 7-9	4.51-14.00%	301	318	—	—	619
RMS 10	14.01-20.00%	—	111	—	—	111
RMS 11-13	20.01-99.99%	5	197	—	—	202
RMS 14	100.00%	—	—	129	—	129
		13,224	1,580	129	—	14,933
Retail - other
RMS 1-6	0.00-4.50%	7,428	473	—	—	7,901
RMS 7-9	4.51-14.00%	190	60	—	—	250
RMS 10	14.01-20.00%	—	7	—	—	7
RMS 11-13	20.01-99.99%	211	23	—	—	234
RMS 14	100.00%	—	—	136	—	136
		7,829	563	136	—	8,528
CMS 1-10	0.00-0.50%	1,605	231	—	—	1,836
CMS 11-14	0.51-3.00%	—	6	—	—	6
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	29	—	29
		1,605	237	29	—	1,871
Total Retail		305,160	18,741	2,390	15,391	341,682

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.                     Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures (continued)

					Purchased
					or
					originated
	PD				credit-
At 31 December 2018	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	65,089	100	—	—	65,189
CMS 11-14	0.51-3.00%	25,472	3,450	—	—	28,922
CMS 15-18	3.01-20.00%	1,441	2,988	—	—	4,429
CMS 19	20.01-99.99%	—	54	—	—	54
CMS 20-23	100%	—	—	3,230	—	3,230
		92,002	6,592	3,230	—	101,824
Other
RMS 1-6	0.00-4.50%	804	6	—	—	810
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	55	—	55
		804	6	55	—	865
CMS 1-10	0.00-0.50%	43,565	—	—	—	43,565
CMS 11-14	0.51-3.00%	—	6	—	—	6
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	66	—	66
		43,565	6	66	—	43,637
Total loans and advances to customers		441,531	25,345	5,741	15,391	488,008

In respect of:
Retail		305,160	18,741	2,390	15,391	341,682
Commercial		92,002	6,592	3,230	—	101,824
Other		44,369	12	121	—	44,502
Total loans and advances to customers		441,531	25,345	5,741	15,391	488,008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.                     Credit quality of loans and advances to banks and customers (continued)

Expected credit losses

					Purchased
					or
					originated
	PD				credit-
At 31 December 2018	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	2	—	—	—	2
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		2	—	—	—	2
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	37	141	—	—	178
RMS 7-9	4.51-14.00%	—	34	—	—	34
RMS 10	14.01-20.00%	—	9	—	—	9
RMS 11-13	20.01-99.99%	—	42	—	—	42
RMS 14	100.00%	—	—	118	78	196
		37	226	118	78	459
Retail — unsecured
RMS 1-6	0.00-4.50%	135	45	—	—	180
RMS 7-9	4.51-14.00%	57	83	—	—	140
RMS 10	14.01-20.00%	4	29	—	—	33
RMS 11-13	20.01-99.99%	3	172	—	—	175
RMS 14	100.00%	—	—	228	—	228
		199	329	228	—	756
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	114	19	—	—	133
RMS 7-9	4.51-14.00%	6	15	—	—	21
RMS 10	14.01-20.00%	—	11	—	—	11
RMS 11-13	20.01-99.99%	1	34	—	—	35
RMS 14	100.00%	—	—	78	—	78
		121	79	78	—	278
Retail - other
RMS 1-6	0.00-4.50%	10	8	—	—	18
RMS 7-9	4.51-14.00%	2	2	—	—	4
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	1	—	—	1
RMS 14	100.00%	—	—	53	—	53
		12	11	53	—	76
CMS 1-10	0.00-0.50%	20	17	—	—	37
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	7	—	7
		20	17	7	—	44
Total Retail		389	662	484	78	1,613

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.                     Credit quality of loans and advances to banks and customers (continued)

Expected credit losses (continued)

					Purchased
					or
					originated
	PD				credit-
At 31 December 2018	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	32	1	—	—	33
CMS 11-14	0.51-3.00%	50	86	—	—	136
CMS 15-18	3.01-20.00%	11	231	—	—	242
CMS 19	20.01-99.99%	—	7	—	—	7
CMS 20-23	100%	—	—	1,031	—	1,031
		93	325	1,031	—	1,449
Other
RMS 1-6	0.00-4.50%	43	1	—	—	44
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%		—	11	—	11
		43	1	11	—	55
CMS 1-10	0.00-0.50%	—	—	—	—	—
CMS 11-14	0.51-3.00%	—	6	—	—	6
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	27	—	27
		—	6	27	—	33
Total loans and advances to customers		525	994	1,553	78	3,150

In respect of:
Retail		389	662	484	78	1,613
Commercial		93	325	1,031	—	1,449
Other		43	7	38	—	88
Total loans and advances to customers		525	994	1,553	78	3,150

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.                     Dividends on ordinary shares

On 21 May 2019, a final dividend in respect of 2018 of 2.14 pence per share, totalling £1,523 million was paid to shareholders. An interim dividend for 2019 of 1.12 pence per ordinary share (half-year to 30 June 2018: 1.07 pence) will be paid on 13 September 2019. The total amount of this dividend is £789 million (half-year to 30 June 2018: £765 million).

22.                     Implementation of IFRS 16

The Group adopted IFRS 16 Leases from 1 January 2019 and elected to apply the standard retrospectively with the cumulative effect of initial application being recognised at that date; comparative information has therefore not been restated.

Lease liabilities amounting to £1,813 million in respect of leased properties previously accounted for as operating leases were recognised at 1 January 2019. These liabilities were measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as at that date, adjusted to exclude short-term leases and leases of low-value assets. The weighted-average borrowing rate applied to these lease liabilities was 2.43 per cent in the UK, where the majority of the obligations arise, and 5.10 per cent in the US. The corresponding right-of-use asset of £1,716 million was measured at an amount equal to the lease liabilities, adjusted for lease liabilities recognised at 31 December 2018 of £97 million. The right-of-use asset and lease liabilities are included within Property, plant and equipment and Other liabilities respectively. There was no impact on shareholders’ equity.

In applying IFRS 16 for the first time, the Group has used a number of practical expedients permitted by the standard; the most significant of which were the use of a single discount rate to a portfolio of leases with reasonably similar characteristics; reliance on previous assessments of whether a lease is onerous; and the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease. The Group has also elected not to apply IFRS 16 to contracts that were not identified as containing a lease under IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.       Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2019 and have not been applied in preparing these interim financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

IFRS 17 Insurance Contracts

IFRS 17 replaces IFRS 4 Insurance Contracts and is currently effective for annual periods beginning on or after 1 January 2021 although the International Accounting Standards Board has proposed delaying implementation until 1 January 2022.

IFRS 17 requires insurance contracts and participating investment contracts to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. Changes to estimates of future cash flows from one reporting date to another are recognised either as an amount in profit or loss or as an adjustment to the expected profit for providing insurance coverage, depending on the type of change and the reason for it. The effects of some changes in discount rates can either be recognised in profit or loss or in other comprehensive income as an accounting policy choice. The risk adjustment is released to profit and loss as an insurer’s risk reduces. Profits which are currently recognised through a value-in-force asset will no longer be recognised at inception of an insurance contract. Instead, the expected profit for providing insurance coverage is recognised in profit or loss over time as the insurance coverage is provided.

The Group’s IFRS 17 project is progressing to plan.  Work has focused on interpreting the requirements of the standard to support the development of future accounting policy and methodology, and to help understand the financial and reporting impacts of IFRS 17. Further, build of the Group’s data warehousing and actuarial liability calculation processes has progressed to enable readiness for reporting to required pace and granularity when IFRS 17 is implemented. The updated IFRS 17 Exposure Draft was published by the IASB on 26 June 2019, and the Group is currently assessing the implications of changes proposed.

Minor amendments to other accounting standards

The IASB has issued a number of minor amendments to IFRSs effective 1 January 2020 (including IFRS 3 Business Combinations and IAS 1 Presentation of Financial Statements). These amendments are not expected to have a significant impact on the Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Chief Financial Officer

Dated:	31 July 2019